     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1995

                                                     REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              METATEC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                           2741                         59-1698890
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
       OF INCORPORATION)          CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                            ------------------------

                             7001 METATEC BOULEVARD
                               DUBLIN, OHIO 43017
                                 (614) 761-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               JEFFREY M. WILKINS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             7001 METATEC BOULEVARD
                               DUBLIN, OHIO 43017
                                 (614) 761-2000
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              GARY A. WADMAN, ESQ.                           BARRY M. ABELSON, ESQ.
               BAKER & HOSTETLER                           PEPPER, HAMILTON & SCHEETZ
              65 EAST STATE STREET                           3000 TWO LOGAN SQUARE
                   SUITE 2100                                18TH AND ARCH STREETS
              COLUMBUS, OHIO 43215                      PHILADELPHIA, PENNSYLVANIA 19103

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------
                                                                          PROPOSED
                                                         PROPOSED         MAXIMUM
        TITLE OF EACH CLASS              AMOUNT          MAXIMUM         AGGREGATE        AMOUNT OF
           OF SECURITIES                 TO BE        OFFERING PRICE      OFFERING       REGISTRATION
         TO BE REGISTERED            REGISTERED(1)     PER SHARE(2)     PRICE(1)(2)          FEE
- -------------------------------------------------------------------------------------------------------
Common Shares, $.10 par value......    1,725,000         $12.375        $21,346,875         $7,361
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) Includes 225,000 common shares which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated as of April 18, 1995, solely for the purpose of calculating the registration fee pursuant to Rule 457.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              METATEC CORPORATION

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

            FORM S-1 ITEM NUMBER AND CAPTION                     LOCATION IN PROSPECTUS
- --------------------------------------------------------  -------------------------------------
 1.   Forepart of the Registration Statement and Outside
      Cover Page of Prospectus..........................  Outside Front Cover Page
 2.   Inside Front and Outside Back Cover Pages of
      Prospectus........................................  Inside Front and Outside Back Cover
                                                          Pages
 3.   Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges.........................  Prospectus Summary; Investment
                                                          Considerations
 4.   Use of Proceeds...................................  Use of Proceeds; Capitalization
 5.   Determination of Offering Price...................  Outside Front Cover Page;
                                                          Underwriting
 6.   Dilution..........................................  Not Applicable
 7.   Selling Security Holders..........................  Not Applicable
 8.   Plan of Distribution..............................  Outside Front Cover Page;
                                                          Underwriting
 9.   Description of Securities to be Registered........  Outside Front Cover Page; Description
                                                          of Capital Stock; Price Range of
                                                          Common Shares and Dividend Policy
10.   Interests of Named Experts and Counsel............  Legal Matters; Experts
11.   Information with Respect to the Registrant........  Prospectus Summary; Investment
                                                          Considerations; Use of Proceeds;
                                                          Price Range of Common Shares and
                                                          Dividend Policy; Capitalization;
                                                          Selected Consolidated Financial Data;
                                                          Management's Discussion and Analysis
                                                          of Financial Condition and Results of
                                                          Operations; Business; Management;
                                                          Principal Shareholders; Description
                                                          of Capital Stock; Consolidated
                                                          Financial Statements
12.   Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities....  Not Applicable

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED APRIL 21, 1995

PROSPECTUS

                                1,500,000 SHARES

                                     [LOGO]

                                 COMMON SHARES

                            ------------------------

     All of the Common Shares, $.10 par value (the "Shares"), offered hereby are being offered (the "Offering") by Metatec Corporation (the "Company"). The Shares are quoted on The Nasdaq Stock Market under the trading symbol "META." On April 19, 1995, the last reported sale price for the Shares, as reported on The Nasdaq Stock Market, was $12.25 per share.

     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                      PRICE TO            UNDERWRITING           PROCEEDS TO
                                       PUBLIC              DISCOUNT(1)           COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $
- -------------------------------------------------------------------------------------------------
Total(3).......................           $                     $                     $
=================================================================================================

(1) In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated offering expenses of $          payable by the
    Company. See "Use of Proceeds."
(3) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional Shares from the Company on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount, and Proceeds to Company will be $          ,
    $          , and $          , respectively. See "Underwriting."

                            ------------------------

     The Shares are offered subject to prior sale, when, as, and if issued to and accepted by the Underwriters, subject to their right to reject any order in whole or in part and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the Shares will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore,
Maryland, on or about May   , 1995.

                            ------------------------

LEGG MASON WOOD WALKER                                      VAN KASPER & COMPANY
     INCORPORATED

May   , 1995

                                          FIGURE 1-PHOTO
                                     [CD-ROM TITLE PRODUCED BY
                                     METATEC CORPORATION FOR
                                     COMPUSERVE INCORPORATED, WITH RELATED
                                     PACKAGING.]

     FIGURE 2-PHOTO
[CD-ROMS PRODUCED BY
METATEC CORPORATION.]

                                          FIGURE 3-PHOTO
                                     [SAMPLE EDITION OF NAUTILUSCD
                                     AND RELATED PACKAGING.]

Metatec Corporation is a leading
provider of CD-ROM manufacturing,
application software, consulting, and
publishing services. As a one-stop
source of CD-ROM solutions, the
Company serves customers in
publishing, communications, high
technology, government, and
professional services.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; at its Los Angeles Regional Office, 5757 Wilshire Boulevard, Suite 500 East, Los Angeles, California 90036; and at its Chicago Regional Office, 500 West Madison, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Shares are traded on The Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SHARES ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary information is qualified by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the term "Company" shall include Metatec Corporation and its wholly owned subsidiary, Metatec/Discovery Systems, Inc. ("Discovery Systems"), and all references in this Prospectus assume no exercise of the Underwriters' over-allotment option or of the options to purchase 448,742 Shares that are currently outstanding under the Company's stock option plans. See "Management -- Stock Option Plans."

                                  THE COMPANY

     Metatec Corporation is a leading provider of CD-ROM (compact disc-read only memory) manufacturing, application software, consulting, and publishing services. The Company targets two principal markets: organizations seeking to publish information on CD-ROM and personal computer users who own CD-ROM equipped, multimedia computer systems. As a one-stop source of CD-ROM solutions, the Company serves approximately 200 customers in publishing, communications, high technology, government, and professional services.

     The Company, which has experienced compounded annual revenue growth of 29% from 1990 to 1994, is organized into three business divisions:

     - Manufacturing Services provides CD-ROM mastering, replication and distribution services in addition to providing similar services to radio syndication customers for audio compact discs ("Audio CDs"). Current customers include Bell & Howell Publications Systems Company, Digital Equipment Corporation, and Research Institute of America Inc.

     - Software Services provides information publishers with design and development services for CD-ROM based publications which, in turn, often produce Manufacturing Services revenues for the Company. Current customers include Phillips Business Information, Inc., CompuServe Incorporated, and Harcourt Brace College Publishers.

     - Publishing Services produces and publishes NautilusCD, the first subscription-based monthly multimedia CD-ROM magazine, which has approximately 18,000 subscribers.

     CD-ROM technology combines audio, video, text, and graphics in one medium with the capability to store, search, and retrieve vast quantities of information. One CD-ROM can contain up to 650 megabytes of data, or the equivalent of approximately 800 high density floppy discs or 300,000 pages of text. The Company believes that businesses and individuals are increasingly turning to CD-ROM technology as a cost-effective means of organizing, storing, and disseminating large quantities of information quickly to widely diversified groups of users. According to published industry information, the North American installed base of CD-ROM disc drives increased from less than 1.5 million in 1991 to more than 19 million in 1994, and is estimated to be more than 37 million by the end of 1995. The Company believes that only a small percentage of applications suitable for CD-ROM have actually been implemented to date for both individuals and businesses.

     The Company's goal is to become the leading provider of information distribution services utilizing optical disc technology. The Company believes that the market for information distributed on CD-ROM can be expanded by the use of communication networks, such as the Internet, to provide interim database and application updates. The Company intends to begin offering such updating capability as part of its services during 1995.

     The principal offices of the Company are located at 7001 Metatec Boulevard, Dublin, Ohio 43017, and its telephone number is (614) 761-2000.

                                  THE OFFERING

Shares offered.................................   1,500,000 Shares
Shares to be outstanding after the
  Offering(1)..................................   6,771,964 Shares
Use of proceeds................................   For repayment of bank indebtedness, expansion of
                                                  manufacturing capacity and general corporate and
                                                  working capital purposes. See "Use of Proceeds."
The Nasdaq Stock Market symbol.................   META

- ---------------

(1) Includes 600,000 Shares which are subject to risk of forfeiture. See "Management -- Certain Transactions" and Note 7 of the Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                             THREE MONTHS
                                                                     YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                                         -----------------------------------------------   -----------------
                                                          1990      1991      1992      1993      1994      1994      1995
                                                         -------   -------   -------   -------   -------   -------   -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues...............................................  $10,355   $13,615   $16,877   $21,318   $28,943    $6,007    $9,179
Earnings (loss) from continuing operations before
  income taxes.........................................   (1,149)   (1,073)     (371)    1,062     2,425       172       879
Income tax benefit (expense)...........................                 65                          (732)      (52)     (336)
Net earnings (loss) from continuing operations.........   (1,149)   (1,008)     (371)    1,062     1,693       120       543
Net earnings (loss)....................................      581      (428)     (371)    1,062     1,693       120       543
Net earnings (loss) per common share from continuing
  operations:
  Primary..............................................   $(0.35)   $(0.30)   $(0.11)     $.25      $.33      $.02      $.10
  Fully diluted........................................   $(0.35)   $(0.30)   $(0.11)     $.21      $.32      $.02      $.10
Primary net earnings (loss) per common share...........   $ 0.18    $(0.13)   $(0.11)     $.25      $.33      $.02      $.10
Weighted average primary number of common shares(2)....    3,312     3,370     3,372     4,261     5,135     5,022     5,409
Pro forma primary net earnings (loss) per common
  share(3).............................................                                             $.25                $.10
Weighted average shares used in computing pro forma
  primary net earnings (loss) per common share(3)......                                            6,635               6,909

                                                                                                          MARCH 31, 1995
                                                                                                       ---------------------
                                                                                                                     AS
                                                                                                       ACTUAL    ADJUSTED(4)
                                                                                                       -------   -----------
BALANCE SHEET DATA:
Working capital.....................................................................................   $ 1,276     $   5,957
Property, plant and equipment, net..................................................................    24,689        29,689
Total assets........................................................................................    32,110        40,902
Long-term debt and capital lease obligations (including current maturities).........................     8,386           258
Stockholders' equity................................................................................   $18,822     $  35,742

- ---------------

(1) Since 1990, information distribution services have been the primary business of the Company, and, in 1992, the Company discontinued its prior real estate operations. The 1990 amounts have been reclassified to conform with the 1991 presentation which treats prior real estate operations as discontinued.

(2) Includes 196,242 and 524,477 Shares for the years ended December 31, 1993 and 1994, respectively, and 212,042 and 600,000 Shares for the three months ended March 31, 1994 and 1995, respectively, which are subject to risk of forfeiture. See "Management -- Certain Transactions" and Note 7 of the Notes to Consolidated Financial Statements.

(3) Assumes that on January 1, 1994, the Company issued 1,500,000 Shares at an assumed public offering price of $12.25 per share, the last reported sale price of the Shares on April 19, 1995, and used the proceeds to retire long-term debt, the outstanding balances of which at March 31, 1995 aggregated $8,128,053. See Note 3 of the Notes to Consolidated Financial Statements. Pro forma primary net earnings per common share for 1994 is calculated based upon net earnings adjusted for: a reduction in after-tax interest expense of $230,000 relating to the repayment of the long-term debt (and a former capital lease refinanced in 1994 with such debt); an increase in income tax expense of $226,000 resulting from the elimination of the use of net operating loss carryforwards; and the elimination of the after tax gain on sale of a marketable security of $64,000. Pro forma primary net earnings per common share for the three months ended March 31, 1995 is calculated based upon net earnings adjusted for a $118,000 reduction in after-tax interest expense related to the repayment of the long-term debt. See "Use of Proceeds."

(4) Adjusted to give effect to the Offering at an assumed public offering price of $12.25 per share, the last reported sale price of the Shares on April 19, 1995, and the application of the estimated net proceeds by the Company. See "Use of Proceeds."

                           INVESTMENT CONSIDERATIONS

     The securities offered hereby involve certain special investment considerations. Prospective investors should carefully consider, among other things, the following factors:

     Product Concentration. Revenues from the sale of CD-ROM products and services constituted a substantial portion of the Company's revenues for 1994, and such products and services are expected to continue to account for a substantial portion of the Company's revenues for the foreseeable future. In addition, the market for publishing of magazines on CD-ROM is still in the early stages of development. A decline in the demand for CD-ROM products and services, whether as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's operating results. Included in the Company's CD-ROM products and services are Audio CDs for the radio syndication programming services market. The Company does not anticipate revenue growth in its radio syndication services because of the maturity of the market, the Company's existing market share, and increased price competition.

     Competition. The Company faces competition in the information distribution industry from a number of sources, such as traditional print publishers, on-line distributors of information, CD-ROM manufacturers, and others. The Company's competitors vary by market segment and include many companies which are larger, more established, and have substantially more resources than the Company. The Company does not benefit from patents or proprietary technology, and competition may increase in the future. See "Business -- Competition."

     Pricing. The CD-ROM and Audio CD industries have been characterized by new manufacturers continually entering the market and by declining prices for compact discs ("CDs"). CD-ROM prices declined industry-wide in 1994 and are expected to decline in the future. To date, continuing market growth has offset increased manufacturing capacity in the CD-ROM industry, and the Company has been able to maintain its profitability by increasing sales volumes and improving manufacturing efficiencies. However, the addition of manufacturing capacity to the industry has continued, and there can be no assurance that market growth will continue at the same rate, that prices paid to CD-ROM manufacturers will not continue to decline or that the Company will be able to continue to improve its manufacturing efficiencies.

     Technological Change. The market for information distribution services incorporating optical disc technology is based upon a sophisticated technology and is subject to rapid technological change. Current or new competitors may introduce new products, features or services that could adversely affect the Company's competitive position. Additionally, there can be no assurance that over time optical disc technology will not be replaced by another form of information storage and retrieval technology, such as on-line information services. To date, the Company has developed product and service enhancements to address customer requirements and to respond to competitive conditions. However, the Company must continue to improve its products and related services and develop and successfully market new products and services in order to remain competitive. There can be no assurance that it will be able to do so. See "Business -- Principal Products and Services."

     Dependence on Key Personnel. The Company is highly dependent upon the efforts of certain key personnel, particularly Jeffrey M. Wilkins, its Chairman of the Board and Chief Executive Officer. The loss of Mr. Wilkins' services to the Company could have an adverse effect on the Company. The Company has a $1.0 million life insurance policy on Mr. Wilkins' life and has entered into an employment agreement with him. See "Management."

     Single-Site Manufacturing Facility. All of the Company's manufacturing services are performed at its manufacturing facility in Dublin, Ohio, which operates seven days a week, 24 hours per day. In the event this facility is damaged by fire or other casualty, which damage could not be repaired within a short period of time, the Company's manufacturing services would be substantially interrupted and such casualty would be detrimental to the Company's operations. The Company does not maintain business interruption insurance.

     Possible Volatility of Stock Price. In the future, the market price of the Shares may be significantly affected by factors such as the announcement of new products or services by the Company or its competitors, quarterly variations in the Company's results of operations, conditions in the Company's markets, conditions in the financial markets, and conditions in the economy in general. See "Price Range of Common Shares and

Dividend Policy." Additionally, Jeffrey M. Wilkins has certain registration rights in 1996 with respect to up to 600,000 Shares issued to him in 1993, and the exercise of such rights could have an adverse effect on the market price of the Shares at that time. See "Management -- Certain Transactions."

     Factors Inhibiting Takeovers. The Company is subject to certain provisions of Florida law which impose restrictions on the ability of a third party to effect an unsolicited change in control of the Company. In addition, the Company's articles of incorporation do not provide for cumulative voting in the election of directors, and certain other provisions of the articles of incorporation, including provisions which divide the Company's board of directors into three separate classes, restrict the ability of shareholders to remove directors without cause, and require super majority shareholder voting for certain corporate transactions, may have the effect of delaying or preventing changes in control or management of the Company. These restrictions could adversely affect the market price of the Shares. See "Description of Capital Stock -- Florida Law."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (at an assumed public offering price of $12.25 per share) are estimated to be $16,920,000 ($19,503,000 if the Underwriters' over-allotment option is exercised in full). It is anticipated that approximately $8,128,000 of the net proceeds will be used for the repayment of bank indebtedness.

     Approximately $3,360,000 of this indebtedness is in the form of a term loan incurred in May 1994. The proceeds of this loan were utilized to construct an approximately 70,000 square foot expansion to the Company's manufacturing facility and principal offices, including land acquisition costs. The term loan matures on December 31, 1999, bears interest at a rate equal to the bank's prime rate (9% as of April 19, 1995), and provides for equal monthly payments of principal plus accrued interest. The term loan is secured by all of the Company's manufacturing and other equipment. The remaining portion of the indebtedness, approximately $4,768,000, is in the form of a mortgage loan incurred in September 1994. The proceeds of this loan were utilized to acquire the Company's existing 55,000 square foot manufacturing facility and principal offices from Jeffrey M. Wilkins, the Company's Chairman of the Board and Chief Executive Officer. See "Management -- Certain Transactions." The mortgage loan matures on January 1, 1998, bears interest at a rate equal to the bank's prime rate (9% as of April 19, 1995), and provides for 36 equal monthly payments of principal and interest, with a balloon principal payment due at maturity. The mortgage loan is secured by the Company's Dublin manufacturing and office facility.

     Approximately $5,000,000 of the net proceeds will be used to increase the Company's manufacturing capacity by the acquisition of additional mastering and replication equipment. See "Business -- Manufacturing." The balance of the net proceeds will be used for general corporate and working capital purposes, which may include the acquisition or construction of a second-site manufacturing facility. Pending application of the net proceeds of the Offering to the purposes described above, the net proceeds will be invested in short-term money market obligations, commercial paper or other interest bearing marketable securities.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

     Since June 24, 1993, the Shares have been traded on The Nasdaq Stock Market under the symbol META. From June 5, 1991 to June 23, 1993, transactions in the Shares were reported on the Nasdaq over-the-counter market. Prior to that time, there was no established trading market in the Shares. The following table reflects the range of the reported high and low sales prices, based on the Nasdaq daily closing price, for the period indicated, except that for periods prior to June 24, 1993, the high and low bid prices are shown.

                                                                              HIGH       LOW
                                                                             ------     ------
Fiscal Year 1993
  First quarter (ended March 31)...........................................  $ 8.25     $ 5.00
  Second quarter (ended June 30)...........................................    9.50       7.50
  Third quarter (ended September 30).......................................   12.75       9.25
  Fourth quarter (ended December 31).......................................   16.13      12.63
Fiscal Year 1994
  First quarter (ended March 31)...........................................  $16.00     $11.50
  Second quarter (ended June 30)...........................................   12.75       9.50
  Third quarter (ended September 30).......................................   12.25       9.25
  Fourth quarter (ended December 31).......................................   10.75       8.25
Fiscal Year 1995
  First quarter (ended March 31)...........................................  $14.25     $ 8.75
  Second quarter (through April 19)........................................   14.00      12.25

     As of April 19, 1995, there were 4,300 holders of record of the Shares. On April 19, 1995, the last reported sale price for the Shares, as reported on The Nasdaq Stock Market, was $12.25 per share.

     The Company has never paid cash dividends on the Shares. The payment of dividends is within the discretion of the Company's board of directors and depends upon the earnings, capital requirements, and operating and financial condition of the Company, among other factors. The Company currently expects to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. In addition, under the terms of a loan agreement with a bank, the Company is restricted from paying dividends in excess of 20% of its consolidated net earnings during each fiscal year, and is subject to additional financial covenants. At March 31, 1995, the Company was in compliance with all such covenants, including those which were amended by the bank through December 31, 1995. See Note 3 of the Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The capitalization of the Company as of March 31, 1995, and as adjusted to give effect to the Offering at an assumed public offering price of $12.25 per share and application of the estimated net proceeds therefrom is set forth below:

                                                                              MARCH 31, 1995
                                                                           --------------------
                                                                                          AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     --------
                                                                              (IN THOUSANDS)
Current maturities of long-term debt and capital lease obligations.......  $   975     $     86
                                                                           -------     --------
Long-term debt and capital lease obligations, less current maturities:
  Term Loan..............................................................    2,640        --
  Mortgage Loan..........................................................    4,599        --
  Other..................................................................      172          172
                                                                           -------     --------
     Total long-term debt and capital lease obligations, less current
      maturities.........................................................    7,411          172
                                                                           -------     --------
Long-term debt and capital lease obligations, including current
  maturities(1)..........................................................    8,386          258
                                                                           -------     --------
Shareholders' equity:
  Common Shares, $.10 par value; 10,083,500 shares authorized and
     5,274,719 shares issued and outstanding (6,774,719 as
     adjusted)(2)........................................................      527          677
Additional paid-in capital...............................................   15,647       32,417
Retained earnings........................................................    6,584        6,584
                                                                           -------     --------
                                                                            22,758       39,678
Less Common Shares held in treasury at cost, 2,755 shares................      (36)         (36)
     Unamortized restricted stock........................................   (3,900)      (3,900)
                                                                           -------     --------
  Total shareholders' equity.............................................   18,822       35,742
                                                                           -------     --------
Total capitalization.....................................................  $27,208     $ 36,000
                                                                           =======      =======

- ---------------

(1) See Notes 3 and 4 of the Notes to Consolidated Financial Statements for a description of the Company's long-term debt and capital lease obligations.

(2) Includes 600,000 Shares issued in March 1993, which are subject to risk of forfeiture. See "Management -- Certain Transactions" and Note 2 of the Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data included in the following table should be read in conjunction with the Company's Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected consolidated financial data as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, have been derived from the Consolidated Financial Statements of the Company audited by Deloitte & Touche LLP, independent certified public accountants, which are included elsewhere in this Prospectus. The consolidated financial data for the three months ended March 31, 1994 and 1995, were derived from unaudited financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for those periods. The consolidated financial data for the three months ended March 31, 1995, are not necessarily indicative of the combined results that may be expected for the full year.

                                                                                                            THREE MONTHS
                                                            YEARS ENDED DECEMBER 31,                       ENDED MARCH 31,
                                             -------------------------------------------------------     -------------------
                                              1990        1991        1992        1993        1994        1994        1995
                                             -------     -------     -------     -------     -------     -------     -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1)
Revenues..................................   $10,355     $13,615     $16,877     $21,318     $28,943     $ 6,007     $ 9,179
Costs and Expenses:
  Cost of products sold...................     7,875       9,933      11,198      12,071      16,301       3,612       5,134
  Selling, general and administrative.....     3,426       4,533       5,975       8,226      10,060       2,275       2,992
                                             -------     -------     -------     -------     -------     -------     -------
    Total costs and expenses..............    11,301      14,466      17,173      20,297      26,361       5,887       8,126
                                             -------     -------     -------     -------     -------     -------     -------
Operating Income (Loss)...................      (946)       (851)       (296)      1,021       2,582         120       1,053
Other Income (Expense):
  Interest income.........................        38         143         104         135          55          24          21
  Gain on sale of marketable security.....                                                       106
  Other -- net............................       164          49         144          42          62          36          (4)
  Interest expense........................      (582)       (414)       (323)       (136)       (380)         (8)       (191)
  Pre-acquisition loss of acquired
    business interest.....................       177
                                             -------     -------     -------     -------     -------     -------     -------
    Total other income (expense)..........      (203)       (222)        (75)         41        (157)         52        (174)
                                             -------     -------     -------     -------     -------     -------     -------
Earnings (Loss) From Continuing Operations
  Before Income Taxes.....................    (1,149)     (1,073)       (371)      1,062       2,425         172         879
Income Tax Benefit (Expense)..............                    65                                (732)        (52)       (336)
                                             -------     -------     -------     -------     -------     -------     -------
Net Earnings (Loss) From Continuing
  Operations..............................    (1,149)     (1,008)       (371)      1,062       1,693         120         543
Gain on sale of discontinued operations...                   248
Earnings from discontinued operations (net
  of taxes)...............................     1,730         332
                                             -------     -------     -------     -------     -------     -------     -------
Net Earnings (Loss).......................   $   581     $  (428)    $  (371)    $ 1,062     $ 1,693     $   120     $   543
                                             =======     =======     =======     =======     =======     =======     =======
Net Earnings (Loss) Per Common Share from
  Continuing Operations
  Primary.................................   $ (0.35)    $ (0.30)    $ (0.11)    $   .25     $   .33     $   .02     $   .10
  Fully diluted...........................   $ (0.35)    $ (0.30)    $ (0.11)    $   .21     $   .32     $   .02     $   .10
Net Earnings (Loss) per Common Share:
  Primary.................................   $   .18     $ (0.13)    $ (0.11)    $   .25     $   .33     $   .02     $   .10
  Fully diluted...........................   $   .18     $ (0.13)    $ (0.11)    $   .21     $   .32     $   .02     $   .10
Weighted Average Number of Common Shares
  Outstanding(2)
  Primary.................................     3,312       3,370       3,372       4,261       5,135       5,022       5,409
  Fully diluted...........................     3,312       3,370       3,372       4,953       5,324       5,022       5,418
Pro forma primary net earnings (loss)
  per common share(3).....................                                                      $.25                 $   .10
Weighted average shares used in computing
  pro forma net earnings (loss) per common
  share(3)................................                                                     6,635                   6,909
BALANCE SHEET DATA:
Working capital...........................   $ 2,104     $ 4,222     $ 1,576     $ 5,657     $ 1,536     $ 2,427     $ 1,276
Property, plant and equipment, net........     5,540       5,741       6,490       9,724      24,082      17,791      24,689
Total assets..............................    15,478      13,920      12,552      19,347      32,556      24,483      32,110
Long-term debt and capital lease
  obligations (including current
  maturities).............................     4,136       2,846       3,645         227       8,620       5,009       8,386
Shareholders' equity......................     9,584       9,156       6,720      16,207      18,276      16,415      18,822

- ---------------

(1) Since 1990, information distribution services have been the primary business of the Company, and, in 1992, the Company discontinued its prior real estate operations. The 1990 amounts have been reclassified to conform with the 1991 presentation which treats prior real estate operations as discontinued.

(2) Includes 196,242 and 524,477 Shares for the years ended December 31, 1993 and 1994, respectively, and 212,042 and 600,000 Shares for the three months ended March 31, 1994 and 1995, respectively, which are subject to risk of forfeiture. See "Management -- Certain Transactions" and Note 7 of the Notes to Consolidated Financial Statements.

(3) Assumes that on January 1, 1994, the Company issued 1,500,000 Shares at an assumed public offering price of $12.25 per share, the last reported sale price of the Shares on April 19, 1995, and used the proceeds to retire long-term debt, the outstanding balances of which at March 31, 1995 aggregated $8,128,053. See Note 3 of the Notes to Consolidated Financial Statements. Pro forma primary net earnings per common share for 1994 is calculated based upon net earnings adjusted for: a reduction in after-tax interest expense of $230,000 relating to the repayment of the long-term debt (and a former capital lease refinanced in 1994 with such debt); an increase in income tax expense of $226,000 resulting from the elimination of the use of net operating loss carryforwards; and the elimination of the after-tax gain on sale of a marketable security of $64,000. Pro forma primary net earnings per common share for the three months ended March 31, 1995 is calculated based upon net earnings adjusted for a $118,000 reduction in after-tax interest expense related to the repayment of the long-term debt. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is organized into three business divisions which focus on market-specific CD-ROM product offerings. Manufacturing Services provides CD-ROM mastering, replication, and distribution services in addition to providing similar services to radio syndication customers for Audio CDs. Software Services provides information publishers with design and development services for CD-ROM based publications, which, in turn, often produce Manufacturing Services revenues. Publishing Services produces and publishes NautilusCD, a subscription based monthly multimedia CD-ROM magazine. During the last five years the Company has focused on CD-ROM manufacturing and software services, has increased subscriber growth for its NautilusCD product, and has discontinued the Audio CD manufacturing business except for the radio syndication market.

     The following table sets forth the revenues from each of the foregoing activities and their approximate percentage contribution to revenues during the periods indicated:

                                          YEARS ENDED DECEMBER 31,                           THREE MONTHS ENDED MARCH 31,
                         -----------------------------------------------------------    --------------------------------------
                               1992                 1993                 1994                 1994                 1995
                         -----------------    -----------------    -----------------    -----------------    -----------------
                         REVENUE   PERCENT    REVENUE   PERCENT    REVENUE   PERCENT    REVENUE   PERCENT    REVENUE   PERCENT
                         -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
                                                                    (IN THOUSANDS)
Manufacturing Services:
  CD-ROM...............  $6,318       37%     $10,918      51%     $17,949      62%     $3,476       58%     $6,318       69%
  Radio................   6,672       40       5,650       27       5,666       20       1,357       22       1,371       15
Software Services......     556        3       1,281        6       2,980       10         476        8         954       10
Publishing Services....   1,595       10       3,113       14       2,348        8         698       12         536        6
Audio CD...............   1,736       10         356        2           0       --          --       --          --       --
                         -------   -------    -------   -------    -------   -------    -------   -------    -------   -------
Total Revenues.........  $16,877     100%     $21,318     100%     $28,943     100%     $6,007      100%     $9,179      100%
                         =======   =======    =======   =======    =======   =======    =======   =======    =======   =======

     The Company focuses on increasing revenues from its CD-ROM Manufacturing Services, Software Services, and Publishing Services divisions while maintaining its current market position within the mature radio syndication market. The Company's revenue has grown at a compound annual rate of 29% from 1990 to 1994. During 1994, the Company completed the first stage of a capacity expansion program started in 1993 with the installation of additional and replacement state-of-the-art disc molding, printing, and related equipment. This expansion program, which more than doubled the disc production capacity as compared to 1993 levels, became fully operational in the second half of 1994. The Company is planning additional expansion of manufacturing capacity in 1995. See "Use of Proceeds" and "Business -- Manufacturing."

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1995 Compared to Three Months Ended March 31,
1994

     Total revenues increased by approximately 53% from $6,007,000 for the three months ended March 31, 1994 to approximately $9,179,000 for the three months ended March 31, 1995. This increase resulted from CD-ROM Manufacturing Services and Software Services, with revenues of approximately $6,318,000 and $954,000 respectively, increasing approximately a combined $3,320,000, or 84%. This increase was partially offset by an approximate $162,000 decrease, or 23%, in Publishing Services revenues. Included in Manufacturing Services are radio syndication revenues of approximately $1,371,000, which remained constant for the three months ended March 31, 1995 as compared to the same period of the prior year. CD-ROM Manufacturing Services and Software Services revenue increases resulted from the Company's continued focus on the business and information services CD-ROM market. Publishing Services revenue decreased primarily as a result of a drop in sales of a product consisting of six different back issues of NautilusCD.

     The number of subscribers to NautilusCD increased from approximately 11,300 as of March 31, 1994 to approximately 17,800 as of March 31, 1995. This resulted in minimal revenue growth in subscription sales due to a decrease in the domestic per-issue price of NautilusCD from $9.95 to $6.95 in the second quarter of 1994.

     Cost of products sold was 56% of revenues for the three months ended March 31, 1995 as compared to 60% of revenues for the same period of the prior year. This decrease in the cost of products sold is primarily attributed to greater manufacturing efficiencies and increased production volumes.

     Selling, general and administrative expenses increased to $2,991,855, or 33% of revenues, for the three months ended March 31, 1995 as compared to $2,274,869 or 38% of revenues, for the three months ended March 31, 1994. This increase of $716,986 is primarily attributed to increased personnel costs, higher outside sales office costs, increased depreciation, and higher occupancy costs as a result of the Company's increased corporate office space. Increased personnel costs resulted primarily from increased staffing in the sales and administrative functions.

     Interest and other income for the three months ended March 31, 1995 was $17,276 as compared to $60,721 for the three months ended March 31, 1994. This decrease is attributed to lower cash balances available for investment purposes in the three months ended March 31, 1995 as compared to the same period of the prior years.

     Interest expense for the three months ended March 31, 1995 was $190,871 as compared to $8,281 for the three months ended March 31, 1994. This increase is attributed to higher long-term debt balances (including current maturities) which were incurred as a result of the purchase and expansion of the Company's primary manufacturing and office facility.

     For the three months ended March 31, 1995 an income tax provision of $336,600 was applied to earnings before income taxes based upon management's estimate of the full year 1995 expected income tax rate of approximately 38%. For the three months ended March 31, 1994 an income tax provision of $51,600 was applied to earnings before income taxes based upon management's estimate of the full year 1994 expected income tax rate of approximately 30%. The 1994 expected income tax rate was lower than the 1995 expected income tax rate primarily due to the use of the net operating loss carryforwards in 1994.

     For the three months ended March 31, 1995 net earnings were $542,618 compared to $120,424 for the three months ended March 31, 1994. Net earnings per common share was $0.10 for the three months ended March 31, 1995 as compared to $0.02 for the same period of the prior year. The increase in the weighted average number of shares from 5,021,595 for the three months ended March 31, 1994 to 5,408,670 for the three months ended March 31, 1995 is primarily a result of Shares earned under the Restricted Share Agreement with an executive officer of the Company. See "Management--Certain Transactions."

  1994 Compared to 1993

     Total revenues increased by approximately 36% from $21,318,000 in 1993 to approximately $28,943,000 in 1994. This increase resulted from CD-ROM Manufacturing Services and Software Services increasing approximately a combined $8,730,000, or 72%. This increase was partially offset by an approximate $765,000 decrease, or 25%, in Publishing Services revenues and the elimination of approximately $356,000 in Audio CD revenues. Radio syndication revenue remained constant in 1994 as compared to 1993. CD-ROM Manufacturing Services and Software Services revenue increases resulted from the Company's continued focus on the business and information services CD-ROM market. The Company increased the number of new customers, and its existing customers introduced new CD-ROM products and increased the size of their existing product orders from the Company. Publishing Services revenue decreased primarily as a result of a drop in sales of the CD-ROM "in-pack" product, an introductory version of the subscription-based NautilusCD product which was packaged and distributed with a variety of CD-ROM drives in 1993.

     The number of subscribers to NautilusCD increased from approximately 11,100 as of December 31, 1993 to approximately 17,000 as of December 31, 1994. This resulted in minimal revenue growth in subscription sales due to a decrease in the domestic per-issue price of NautilusCD from $9.95 to $6.95 in early 1994.

     Cost of products sold was 56% of revenues for 1994 as compared to 57% of revenues for 1993. This decrease is primarily attributed to greater manufacturing efficiencies and increased production volume.

     Selling, general and administrative expenses increased to $10,060,600, or 35% of revenues, for 1994 as compared to $8,225,564, or 39% of revenues, for 1993. This increase of $1,835,036 is primarily attributed to increased personnel costs and higher expenditures on product advertising and promotion in 1994. Increased personnel costs resulted primarily from increased sales personnel in the Manufacturing Services division and software development personnel in the Software Services division.

     Interest and other income was $222,904 and $176,494 for 1994 and 1993, respectively. Included in interest and other income for 1994 was a $106,000 gain on the sale of securities that were acquired prior to 1990. The interest and other income amounts were primarily a result of investment income from cash and cash equivalents and other activities during the periods.

     Interest expense for 1994 increased to $379,706 as compared to $135,847 for 1993 as a result of the Company's increase of its long-term debt from $227,258 at December 31, 1993 to $8,619,969 as of December 31, 1994. This increase in debt was a result of the acquisition of the Company's primary manufacturing and office facility and expansion of that facility in 1994.

     The income tax expense was $732,000 in 1994. The 1994 provision reflects a benefit of net operating loss carryforwards partially offset by the provision for state and local taxes. No significant net operating loss carryforwards are available for use beyond 1994. No provision for income taxes was necessary in 1993 due to the utilization of net operating loss carryforwards from prior years.

     Net earnings were $1,692,653 for 1994, with primary earnings per share of $.33 and fully diluted earnings per share of $.32, as compared to net earnings of $1,061,984 for 1993, with primary earnings per share of $.25 and fully diluted earnings per share of $.21. Fully diluted earnings per share reflect the treasury stock method utilizing a higher ending market price of the Shares.

  1993 Compared to 1992

     Total revenues increased by approximately 26% from $16,877,000 in 1992 to approximately $21,318,000 in 1993. This increase resulted from CD-ROM Manufacturing Services, Software Services and Publishing Services increasing approximately a combined $6,843,000, or 81%. CD-ROM Manufacturing Services and Software Services revenue increases resulted from the Company's continued focus on the business and information services CD-ROM market. Publishing Services revenue increased primarily from an increase in the number of subscribers to NautilusCD from approximately 6,900 subscribers as of December 31, 1992 to approximately 11,100 subscribers as of December 31, 1993 and increased "in-pack" product revenues generated by introductory versions of NautilusCD packaged with a variety of CD-ROM drives. Radio syndication revenue decreased to approximately $5,650,000 for 1993, or 15% down from 1992, primarily due to lower product pricing.

     Cost of products sold was 57% of revenues for 1993 as compared to 66% of revenues for 1992. This decrease is primarily attributed to greater manufacturing efficiencies, increased production volume and a shift in revenue mix to higher gross profit CD-ROM products as compared to Audio CD products.

     Selling, general and administrative expenses increased to $8,225,564, or 39% of revenues, for 1993 as compared to $5,975,451, or 35% of revenues, for 1992. This increase is primarily attributed to increased personnel costs and higher levels of product advertising and promotion incurred in 1993. Increased personnel costs resulted primarily from increased staffing in the sales, customer support and software services functions.

     Interest and other income was $176,494 and $248,398 for 1993 and 1992, respectively. These amounts were primarily a result of investment income from cash and cash equivalents and other investments held during the periods.

     Interest expense for 1993 decreased to $135,847 as compared to $323,226 for 1992 as a result of the Company's reduction of its long-term debt from $3,644,941 at December 31, 1992 to $227,258 as of December 31, 1993. This
decrease in debt was a result of repayment of debt with net proceeds from the Company's Share offering in June 1993.

     No provision for income taxes was necessary in 1993 due to the utilization of net operating loss carryforwards from prior years. No provision for income taxes was necessary for 1992 due to a loss incurred from operations.

     Net earnings were $1,061,984 for 1993, with primary earnings per share of $.25 and fully diluted earnings per share of $.21, as compared to a loss of $370,738 for 1992, with primary and fully diluted loss per share of $.11. Fully diluted earnings per share reflect the treasury stock method utilizing a higher ending market price of the Shares.

IMPACT OF INFLATION

     The Company's operations are not significantly affected by inflationary pressures. Although inflation does affect salaries, employee benefits and other operating expenses, after considering general inflationary trends, total revenues of the Company produced growth in real terms in the first quarter of 1995 and in 1994 and 1993. Revenues increased primarily due to increased sales of CD-ROM and related products, rather than increases in inflation.

LIQUIDITY AND CAPITAL RESOURCES

     The Company financed its business in 1994 through cash generated from operations, long-term debt, and available cash balances. In 1993, the Company also financed its business needs through the issuance of Shares. Cash flow from operating activities was $5,214,971, $3,858,564 and $2,244,615 for 1994, 1993
and 1992, respectively. For the three months ended March 31, 1995, the Company financed its business through cash generated from operations of $496,971 and available cash balances.

     In 1994, the Company acquired its principal manufacturing and office facility from Jeffrey M. Wilkins for $4,800,000 and constructed an approximately 70,000 square foot expansion to that facility. See "Management -- Certain Transactions." The cost of the expansion, including the land acquired, was approximately $5,500,000. The acquisition of the facility and expansion construction costs were financed with long-term debt provided by the Company's primary financial institution of approximately $8,400,000, with the balance provided by Company funds.

     In 1993, the Company completed a public Share offering that generated net proceeds of $8,297,529. Those proceeds, along with cash generated from operations, enabled the Company to reduce its long-term debt in 1993 and purchase property and equipment. At December 31, 1993 the Company had $4,849,710 in cash and cash equivalents which, along with net cash provided by operations during 1994 of $5,214,971, enabled the Company to acquire approximately $6,820,000 in property and equipment, and acquire and expand the facility as previously discussed, which completed the first stage of the capacity expansion and equipment update program initiated in 1993. The Company has initiated the second stage of the capacity expansion program through the placement of mastering and replication purchase orders. The Company's obligation under these purchase commitments as of March 31, 1995 totalled approximately $2,762,000. The mastering and replication equipment is scheduled for delivery and installation in the second half of 1995. See "Business -- Manufacturing." The Company is also considering construction or acquisition of a second-site manufacturing facility. See "Use of Proceeds."

     The Company had cash and cash equivalents of $2,167,518 as of December 31, 1994, and $807,001 as of March 31, 1995, and additionally has $4,000,000 available under its revolving loan agreement (which matures in April 1995 and which the Company's management believes will be renewed). With the availability of its line of credit, the net proceeds from the Offering, and funds generated from operations, the Company believes that it has sufficient liquidity and capital resources to meet its capital expenditure requirements and operating needs for the foreseeable future.

                                    BUSINESS
INDUSTRY OVERVIEW

     The principal methods for the distribution of business information currently include print, CD-ROM, and on-line services. CD-ROM technology was initially used primarily by institutions, such as libraries, for storing and searching vast quantities of data. Although print remains the dominant vehicle for business information distribution, publishers and other companies are increasingly using CD-ROM as a cost effective and portable format for distributing and providing access to large amounts of information, including multimedia applications and interactive software, to widely dispersed groups of users. In 1993, CD-ROM became one of the fastest-growing segments of the information services industry.

     CD-ROM drives were first available commercially in the mid-1980s, and, based on published industry information, the North American installed base of CD-ROM disc drives increased from less than 1.5 million in 1991 to more than 19 million in 1994, and is estimated to be more than 37 million by the end of 1995. A major factor contributing to the successful establishment of CD-ROM is the degree of standardization achieved in the early stages of market development. Adherence to these standards has created a climate of acceptance among both publishers and device users. Domestic manufacturers of personal computers now offer CD-ROM drives as standard equipment on virtually all of their desk-top models.

     As a method of distributing business information, on-line services lend themselves to information which requires frequent or continuous updating. CD-ROM is a more cost-effective distribution method for large amounts of information which require less frequent updating and provides audio, video, text, and graphics capabilities in one medium.

     The Company believes that only a small percentage of applications suitable for CD-ROM have actually been implemented to date for both individuals and businesses. As a result of the proliferation of CD-ROM drives through the embracement of CD-ROM technology by major computer hardware and software firms and the untapped number of applications of CD-ROM technology, the Company believes that the distribution of information to individuals and businesses through the use of CD-ROM technology will continue to increase significantly.

STRATEGY

     The Company's strategy is to target customers which require turn-key CD-ROM publication services. Such customers generally have time-sensitive and recurring information distribution requirements and evolving technical and creative needs, demand high quality disc manufacturing, and may require fulfillment and distribution services directed to the ultimate user base. As an established independent manufacturer with the ability to produce efficiently the smaller production runs generally required by CD-ROM orders, the Company believes that it is strategically positioned to satisfy the needs of CD-ROM producers which require responsive turnaround on smaller orders and a high degree of personalized support and design services.

     The Company's goal is to become the leading provider of information distribution services utilizing optical disc technology. The Company believes that the market for information distributed on CD-ROM can be expanded by the use of communication networks, such as the Internet, to provide interim database and application updates. The Company intends to begin offering such updating capability as part of its services during 1995.

PRINCIPAL PRODUCTS AND SERVICES

     Through its three business divisions which focus on market specific CD-ROM product offerings, the Company serves as a one-stop source of CD-ROM solutions. During the last five years, the Company has focused on CD-ROM manufacturing and software services, has increased subscriber growth for its NautilusCD product, and has discontinued the Audio CD manufacturing business except for that business which is related to the radio syndication market.

     Manufacturing Services. The Company manufactures CD-ROMs and provides technical and creative services to design and assist in the marketing of new CD-ROM applications by its customers. The Company's services performed through the manufacturing process include conversion of data provided by customers to a digital format, encoding of the data on a master disc, replication from the master disc, data verification, quality control testing, and design and printing of the disc label. The Company provides full-service disc packaging and either ships the finished product back to its customers or distributes the product to the ultimate end user on behalf of its customers.

     The Company also manufactures Audio CDs for the radio syndication programming services market. Radio syndication customers utilize the Company's quick turn automated production lines, strict quality control, and end user distribution services to provide them a competitive advantage. The Company provides a full range of services to radio syndication customers from digital format conversion to fulfillment.

     The Company operates its automated production facility seven days a week, 24 hours per day in a state-of-the-art facility, permitting it to offer one-day turnaround of a master CD and high quality CD replicas for distribution for both its CD-ROM and radio syndication customers.

     Software Services. The Company provides a full range of software services to assist customers with designing and producing multimedia products integrating text, video, audio, graphics, and animation. These services include working with customers to develop CD-ROM applications and marketing strategies from technical and business consultation through the conversion of raw data to the final replication of information on disc. For example, the Company provides software programming services to develop indexing and user interfaces providing search and retrieval capabilities. Such user interfaces allow an ultimate end user to manipulate efficiently the information being distributed. In order to provide software development services, the Company currently uses search and retrieval software licensed to it by an independent third party for an indefinite term at a rate tied to the level of usage of the software. The Company believes that this software will continue to be available from this supplier and other suppliers. The services provided by the Company's Software Services division often result in customers using the Company's Manufacturing Services division for, among other things, replication, printing, and fulfillment of a given project.

     Publishing Services. The Company has developed the first subscription-based multimedia magazine regularly distributed on CD-ROM. Each issue of NautilusCD, which is published monthly, includes a variety of software demonstrations and presentations, shareware, multimedia applications, graphics/photo resources, audio tracks and music files, commentary, a shopping section, directories and databases, games, educational products, and a cumulative index. NautilusCD also contains the software necessary for subscribers to send their comments and ideas electronically to the editors. NautilusCD was originally published in September 1990 for the Macintosh(R) family of computers (Macintosh(R) is a registered trademark of Apple Computer, Inc.). A Windows(TM) version of the service was introduced in the first quarter of 1991 and distribution began in November 1991 (Windows(TM) is a registered trademark of Microsoft Corporation). As of March 31, 1995, NautilusCD had approximately 18,000 subscribers. In addition, certain software tools developed by the Publishing Services division are utilized in services provided by the Company's other divisions.

MARKETING

     The Company markets its products and services, other than NautilusCD, through its own sales force of 20 employed associates based in San Jose, Chicago, Washington, D.C., New York, Denver, Dallas and Boston, in addition to Dublin, Ohio, where its principal offices are located. These associates are responsible for maintaining relationships with existing customers and developing new business relationships. The associates are supported by a customer service staff that is responsible for ensuring that each order is processed in a timely manner and all required support materials are in place. The Company believes that its high-quality manufacturing capability, customer responsiveness, and effective customer service have contributed to customer loyalty. The Company's base of approximately 200 customers is diversified and no one customer accounted for more than 7% of 1994 sales. The Company markets NautilusCD through direct mail with advertising and promotional support.

MANUFACTURING

     The Company operates from an approximately 125,000 square foot facility in Dublin, Ohio, of which approximately 60,000 square feet are used for manufacturing and distribution activities. The Company's manufacturing services include premastering and mastering of discs, from which duplicate CD-ROMs and Audio CDs can be made, disc label design and printing, packaging, distribution, and fulfillment services. During the last three years, the Company increased its mastering capacity and converted its disc manufacturing process from batch processing to monoline, or in-line, manufacturing. The Company believes that its increased mastering capacity is a competitive advantage, allowing the Company to react more responsively to customer timing requirements. The monoline process, which moves each disc through the various operations separately, reduces production time, permits the production of automated inspection equipment to detect flaws at an early stage, and improves quality. Each replicating machine is self-contained, eliminating the need for establishing and maintaining a separate production area clean room. In 1994, the Manufacturing Services group began the process for ISO 9000 quality system certification, which is targeted for completion in 1995.

     With the installation of additional and replacement disc molding, printing and related equipment during 1994, the Company completed the first stage of a capacity expansion program which was started in 1993. This expansion program more than doubled production capacity from 1993 levels and was fully operational in the second half of 1994. The Company intends to apply approximately $5,000,000 of the proceeds of the Offering to increase manufacturing capacity in 1995 through the acquisition of additional mastering and replication equipment.

     The Company utilizes certain patents and technology in its manufacturing activities which it licenses from third parties and which the Company believes to be generally available to other manufacturers. Although only one vendor currently produces a key raw material used by the Company in its manufacturing process, the Company generally maintains a six-month supply of this material and has obtained the rights to manufacture the material itself or through other third parties. The Company has multiple sources for all other raw materials and supplies used in its manufacturing operations.

COMPETITION

     The Company has a number of competitors in each of its lines of business. Many of the Company's competitors are larger and have greater financial resources than the Company. The Company believes that the principal competitive factors in the CD-ROM marketplace consist of service, quality, and reliability for the timely delivery of products. These factors, in addition to price, also affect the Audio CD marketplace. The Company believes it competes favorably with respect to these factors in the CD-ROM market and the radio syndication segment of the Audio CD market.

     In its CD-ROM Manufacturing and Software Services divisions, the Company differentiates itself from its competitors by providing short-run manufacturing flexibility (including quick turnaround times), personalized customer service, software development services, and complete CD-ROM solutions. Many firms demand a manufacturer like the Company which can provide additional services such as label design and printing, packaging, and distribution. In the Publishing Services division, the Company competes based on product innovation and content.

ASSOCIATES

     The Company employed approximately 310 associates as of March 27, 1995. Approximately 190 associates are directly involved in the manufacturing and distribution process, approximately 55 associates are involved in the Software Services division, approximately 20 associates are directly involved with the Publishing Services division, and the remainder are involved in sales, administration, and support. The Company believes that its relations with its associates are good.

PROPERTIES

     The Company owns an approximately 125,000 square foot office and manufacturing facility situated on approximately 15 acres located at 7001 Metatec Boulevard, Dublin, Ohio. The Company's principal executive offices are located in this facility. This property is held subject to a mortgage in favor of a bank. See "Use of Proceeds." The Company also leases office space in San Jose, Chicago, Washington, D.C., New York, Denver, Dallas, and Boston.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceeding, nor, to the Company's knowledge, is any material legal proceeding threatened against it.

CORPORATE BACKGROUND

     The Company was incorporated as a Florida corporation on September 9, 1976. Since 1990, information distribution services have been the primary business of the Company. Prior to that time, the Company's primary business was the development and sale of real estate. The Company entered the business of information distribution services in 1989 by acquiring a 48% interest in Discsystems, Inc., a company in which Jeffrey M. Wilkins, the Company's Chairman of the Board and Chief Executive Officer, also acquired a 4% interest. Discsystems, Inc. purchased the assets of The Wilkins Company, a compact disc manufacturer which was in a Chapter 11 bankruptcy proceeding. Mr. Wilkins was President and a shareholder of The Wilkins Company. In 1990, the Company acquired the remaining 52% interest in Discsystems, Inc. from Mr. Wilkins and such company's other shareholders, and, in 1991, Discsystems, Inc. changed its name to Metatec/ Discovery Systems, Inc. In 1992, the Company discontinued its real estate operations through a distribution of its real estate assets in exchange for all of its outstanding Class B Common Shares. Prior to such time, the holders of the Class B Common Shares were entitled to elect a majority of the Company's board of directors, and their vote was required to authorize certain major corporate transactions. Pursuant to a recapitalization effected in May 1993, the Company's Class B Common Shares were eliminated as a class of shares.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors, nominees for director, and executive officers of the Company are as follows:

                                                         POSITIONS HELD
          NAME             AGE                          WITH THE COMPANY
- -------------------------  ----    ----------------------------------------------------------
Jeffrey M. Wilkins          50     Chairman of the Board, Chief Executive Officer, and
                                   Director
Gregory T. Tillar           42     President, Chief Operating Officer, and Nominee for
                                   Director
William H. Largent          39     Vice President, Finance, Treasurer, Chief Financial
                                   Officer, and Director
Thomas J. Harmon            45     Secretary
Alexander P. Deak           34     Vice President and Chief Information Officer
James E. Lang               56     Vice President, Manufacturing Operations
John R. Rue                 36     Vice President, Software Services
Brad D. Warnick             42     Vice President, Publishing Services
Christopher L. Winslow      33     Vice President, Manufacturing Services
A. Grant Bowen              64     Director
E. David Crockett           58     Director
Herbert O. Gingrich         70     Director
Peter J. Kight              38     Director
Jerry D. Miller             59     Director
James V. Pickett            53     Nominee for Director
Dan R.E. Thomas             48     Director

     Jeffrey M. Wilkins has been Chairman of the Board, Chief Executive Officer, and a director of the Company since August 1989. In 1969, Mr. Wilkins founded CompuServe Incorporated, a provider of computer-based information services, and for 15 years served as its Chairman of the Board, President, and Chief Executive Officer. Mr. Wilkins holds bachelor's and master's degrees in electrical engineering.

     Gregory T. Tillar has been President of the Company since February 1995, Chief Operating Officer of the Company since April 1993, and has held various sales management positions with the Company since May 1990. Mr. Tillar has been nominated for election as a director of the Company at its 1995 annual meeting of shareholders. Mr. Tillar was previously with CompuServe Incorporated for 11 years in its business services division in a variety of field sales and management positions. During his last four years with CompuServe, Incorporated, Mr. Tillar served as Vice President of Sales, managing 24 branch offices located throughout the United States.

     William H. Largent has been Vice President, Finance and Chief Financial Officer of the Company since March 1993, Treasurer of the Company since May 1993, and a director of the Company since May 1990. From October 1992 to March 1993, Mr. Largent was President of Liebert Capital Management Corporation, an investment management company, and from April 1990 to September 1992, he was Executive Vice President of L Corporation, an investment management affiliate of Liebert Capital Management Corporation. Mr. Largent also serves as a director of AmeriLink Corporation.

     Thomas J. Harmon has been Secretary of the Company since February 1977. Mr. Harmon was also a director of the Company from 1983 to 1994. Mr. Harmon is the son-in-law of Herbert O. Gingrich, a director of the Company.

     Alexander P. Deak has been Chief Information Officer of the Company since December 1994, and has held information services and product management positions with the Company since 1990. Prior to joining the Company, Mr. Deak was in field account management and support, technical support management, and corporate technical support with CompuServe Incorporated.

     James E. Lang, Ph.D., has been Vice President, Manufacturing Operations, of the Company since April 1993, and has supervised the Company's manufacturing operations since September 1991. Prior to joining the Company, Dr. Lang was a manufacturing consultant in the compact disc industry for two years, a production manager for Denon Digital Industries, a compact disc manufacturer in Madison, Georgia, for two years, and a director of videodisc mastering and director of information storage systems at the CBS Technology Center for seven years. Dr. Lang holds a Ph.D. degree in Materials Science.

     John R. Rue has been Vice President, Software Services, of the Company since January 1994, and has held various Manufacturing Services and Software Services management positions with the Company since 1990. From 1982 to 1990, Mr. Rue was in field sales management and was Director, Network Services, with CompuServe Incorporated.

     Brad D. Warnick has been Vice President, Publishing Services, of the Company since October 1994, and has held various product development and management positions with the Company since 1989.

     Christopher L. Winslow has been Vice President, Manufacturing Services, of the Company since July 1994, and has held various product management positions with the Company since 1992. From 1984 to 1992, Mr. Winslow was in sales and product management with CompuServe Incorporated.

     A. Grant Bowen has been a director of the Company since 1991. Mr. Bowen has served as a financial consultant since March 1986. Mr. Bowen also serves as a director of State Savings Bank.

     E. David Crockett has been a director of the Company since 1994. Mr. Crockett has been a General Partner of Aspen Venturers, a venture capital firm for high technology start-up companies, since April 1991. From December 1987 to April 1991, Mr. Crockett was Vice President of 3i Ventures, which was also a venture capital firm for high technology start-up companies. Mr. Crockett also serves as a director of Herman Miller Corporation and Cornerstone Imaging, Inc.

     Herbert O. Gingrich has been a director of the Company since 1977. Mr. Gingrich is retiring as a director of the Company and will not stand for re-election at the Company's 1995 annual meeting of shareholders. Mr. Gingrich was formerly Senior Vice President of the Company. Mr. Gingrich is the father-in-law of Thomas J. Harmon, the Secretary of the Company.

     Peter J. Kight has been a director of the Company since 1994. Mr. Kight has been the Chairman, Chief Executive Officer, and President of Checkfree Corporation, a company that provides a nationwide electronic bill paying system, since January 1981. Mr. Kight also serves as a director of Danninger Medical Technology, Inc.

     Jerry D. Miller has been a director of the Company since 1976. Mr. Miller has been the President of D&D Properties, Inc. and the President of MGB, Inc., both of which are engaged in the real estate business, since May 1992. Mr. Miller was the President and Treasurer of the Company from its incorporation in 1976 to May 1993, and was the Chairman of the Board from June 1978 to August 1989.

     James V. Pickett has been nominated for election as a director of the Company at its 1995 annual meeting of shareholders. Mr. Pickett has been the Managing Director of the real estate investment group of Banc One Capital Corp., a subsidiary of Banc One Holding Corporation, since February 1993, and the President of Pickett Realty Advisors, Inc., an asset management firm for hotel owners, since December 1991. Mr. Pickett has also been the President of a group of affiliated companies and partnerships, collectively known as The Pickett Companies, involved in the development, management, and ownership of hotels, since 1965. In February 1991, a group of these entities, PH Management Corporation ("PHMC"), DCP Development Company ("DCP"), PHA Limited Partnership ("PHA"), and PC Development Limited Partnership ("PCD"), filed a Chapter 11 petition with the United States Bankruptcy Court for reorganization. In April 1992, the consolidated plan of reorganization for these entities was confirmed by the Bankruptcy Court. PHMC and PCD are continuing entities carrying out the plan of reorganization. PHA and DCP were dissolved as part of the plan. Mr. Pickett also serves as a director of Wendys International, Inc. and PHMC, which controls PSH Master L.P.I.

     Dan R.E. Thomas, Ph.D., has been a director of the Company since 1993. For more than five years, Dr. Thomas has been President of Focus, Inc., a strategic management consulting firm based in Palo Alto, California. Dr. Thomas has also served on the faculties of the Harvard and Stanford Business Schools.

  Board of Directors' Terms and Committees; Officers' Terms

     The Company's Board of Directors is divided into three classes, with each class elected to serve a staggered three-year term, and with the term of office of one class of directors to expire at each annual meeting of shareholders. The Board of Directors is currently classified as follows: Class I Directors (term expiring in 1997) -- William H. Largent, E. David Crockett, and Peter J. Kight; Class II Directors (term expiring in 1995) -- Jerry D. Miller and Herbert O. Gingrich; and Class III Directors (term expiring in 1996) -- Jeffrey M. Wilkins,
A. Grant Bowen, and Dan R.E. Thomas. Mr. Gingrich is retiring as a director of the Company and will not stand for re-election at the 1995 annual meeting of shareholders. Messrs. Tillar, Miller, and Pickett have been nominated for election as directors of the Company at such meeting. The classified Board of Directors may increase the difficulty of, or discourage, a business combination or an attempt to gain control of the Company that is not approved by the Board of Directors.

     The Board of Directors has established an Executive Committee, a Compensation Committee, and a Finance and Audit Committee. The Executive Committee, whose current members are Jeffrey M. Wilkins, William H. Largent, and
A. Grant Bowen, may exercise all of the authority of the Board of Directors between its meetings. The Compensation Committee, whose current members are Dan R.E. Thomas, A. Grant Bowen, Herbert O. Gingrich, and Jerry D. Miller, is responsible for administering the Company's two stock option plans and may exercise the authority of the Board of Directors with respect to the compensation of employees of the Company. The Audit and Finance Committee, whose current members are A. Grant Bowen, Jerry D. Miller, Dan R.E. Thomas, and Herbert O. Gingrich, is responsible for the appointment of the independent auditors, the annual audit of the Company's accounts by the independent auditors, and all related matters, along with other activities undertaken by such committee.

     Subject to an employment agreement with Mr. Wilkins, the Company's executive officers are elected annually by, and serve at the discretion of, the Board of Directors. See "Management -- Employment Agreement with Mr. Wilkins."

EXECUTIVE COMPENSATION

     Set forth below is summary information regarding the annual and long-term compensation of the Company's chief executive officer and its only other executive officers whose annual compensation exceeded $100,000 during fiscal 1994:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                        COMPENSATION
                                                                           AWARDS
                                                                      -----------------
                                              ANNUAL COMPENSATION     SHARES UNDERLYING
              NAME AND                        --------------------         OPTIONS              OTHER
         PRINCIPAL POSITION           YEAR     SALARY     BONUS(1)       GRANTED(2)        COMPENSATION(3)
- ------------------------------------  ----    --------    --------    -----------------    ---------------
Jeffrey M. Wilkins                    1994    $250,000    $127,286                             $ 1,230
  Chairman of the Board and           1993    $250,000    $ 57,447                             $ 1,225
  Chief Executive Officer             1992    $174,231    $ 10,000
Gregory T. Tillar                     1994    $125,231    $ 82,000          20,000             $ 1,622
  President and Chief                 1993    $100,000    $ 57,956          10,000             $ 1,042
  Operating Officer                   1992    $102,692    $ 26,875
William H. Largent                    1994    $108,231    $ 65,000          20,000             $   900
  Vice President-Finance, Treasurer,  1993    $ 82,696    $ 15,393          20,000
  and Chief Financial Officer         1992

- ---------------

(1) Bonuses, other than for Mr. Wilkins which are paid pursuant to his employment agreement with the Company, were earned pursuant to an Incentive Compensation Plan for certain key executives of the

    Company selected by the chief executive officer. Pursuant to this plan, an individual target incentive amount for each executive and a target amount for the Company's net income was established. Each participating executive was paid a bonus in an amount ranging from 65% to 140% of his target incentive amount based on his percentage of the target net income actually achieved by the Company. All bonuses under the Incentive Compensation Plan require approval by the Compensation Committee.

(2) This column sets forth the number of Shares subject to options granted during the indicated year pursuant to the Company's 1990 Stock Option Plan. See "Management -- Stock Option Plans."

(3) Represents amounts contributed by the Company as matching contributions to its 401(k) retirement plan.

OPTION GRANTS IN 1994

     The following table sets forth all grants of stock options to the executive officers named in the Summary Compensation Table during fiscal 1994:

                                INDIVIDUAL GRANTS
- ----------------------------------------------------------------------------------     POTENTIAL REALIZABLE
                          NUMBER OF       % OF TOTAL                                     VALUE AT ASSUMED
                            SHARES          OPTIONS        EXERCISE                    ANNUAL RATES OF STOCK
                          UNDERLYING      GRANTED TO        PRICE                      PRICE APPRECIATION(2)
                           OPTIONS       EMPLOYEES IN        PER        EXPIRATION     ---------------------
          NAME             GRANTED        FISCAL YEAR      SHARE(1)        DATE           5%          10%
- ------------------------  ----------     -------------     --------     ----------     --------     --------
Jeffrey M. Wilkins          -0-             -0-              -0-           -0-           -0-          -0-
Gregory T. Tillar           20,000            13.1%         $11.50        4/27/04      $144,600     $366,600
William H. Largent          20,000            13.1%         $11.50        4/27/04      $144,600     $366,600

- ---------------

(1) The per share exercise price is equal to the fair market value of the Shares on the date of grant.

(2) The dollar amounts under the 5% and 10% columns in the table are the result of calculations required by the rules of the Commission.

AGGREGATED OPTION EXERCISES IN 1994 AND YEAR END OPTION VALUES

     The following table sets forth stock option exercises during fiscal 1994 by the executive officers named in the Summary Compensation Table and the value of in-the-money stock options held by those individuals as of December 31, 1994:

                                                               NUMBER OF SHARES        VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                             OPTIONS AT 12/31/94          AT 12/31/94(2)
                        SHARES ACQUIRED        VALUE             EXERCISABLE/              EXERCISABLE/
           NAME         ON EXERCISE(#)      REALIZED(1)         UNEXERCISABLE             UNEXERCISABLE
    ------------------  ---------------     -----------     ----------------------     --------------------
    Jeffrey M. Wilkins     -0-                -0-                  -0-                       -0-
    Gregory T. Tillar      -0-                -0-                30,000/20,000              $198,750/$0
    William H. Largent     -0-                -0-                20,000/20,000               $82,500/$0

- ---------------

(1) Aggregate market value of the Shares covered by the option less the aggregate price paid by the executive officer.

(2) The value of in-the-money options was determined by subtracting the exercise price from the closing price of the Shares on December 31, 1994.

EMPLOYMENT AGREEMENT WITH MR. WILKINS

     The Company and Mr. Wilkins are parties to an Amended and Restated Employment Agreement (the "Employment Agreement") pursuant to which Mr. Wilkins is serving as Chairman of the Board and Chief Executive Officer of the Company. The Employment Agreement continues until terminated by the parties. The Employment Agreement may be terminated by the Company for "Cause" (defined as dishonesty constituting a felony) or because of Mr. Wilkins' long-term disability, by Mr. Wilkins for "Good Reason"

(defined as any material reduction in authority, title, or responsibility, any reduction in compensation or benefits or any assignment of additional duties), or by either party upon at least one year's notice. Under the Employment Agreement, Mr. Wilkins is entitled to an annual base salary of $250,000, fringe benefits to be determined by the Board of Directors of the type which are typically provided to chief executive officers of similarly situated companies, and an annual bonus equal to five percent of the net pre-tax profit of the Company (calculated without consideration of any such bonuses paid or payable to Mr. Wilkins) during each fiscal year beginning with fiscal year 1993. Upon termination of the Employment Agreement, unless the termination is by the Company for Cause or unless the termination is a voluntary termination by Mr. Wilkins without Good Reason, Mr. Wilkins is entitled to receive a single payment equal to his full annual salary in effect at the time, he is entitled to continue receiving the annual bonuses for the three fiscal years of the Company ending after the date of termination, and the Company is to continue providing group life and group health insurance coverage for a one-year period after the date of termination.

     The Company has the option to purchase all of Mr. Wilkins' Shares at fair market value upon Mr. Wilkins' death or long-term disability or upon his voluntary termination other than for Good Reason or upon the Company's termination for Cause. For a period of three years after termination of his employment, Mr. Wilkins is prohibited from competing against the Company unless he is terminated by the Company without Cause or he voluntarily resigns for Good Reason.

COMPENSATION OF DIRECTORS

     Employee directors receive no additional compensation for service on the Board of Directors or its committees. Directors of the Company who are not also employees of the Company receive a fee of $500 per board or committee meeting attended in person and $125 per board or committee meeting attended through telephonic communication. In addition, directors of the Company who are not officers or employees of the Company or any of its subsidiaries receive stock options pursuant to the Company's 1992 Directors' Stock Option Plan. See "Management -- Stock Option Plans."

STOCK OPTION PLANS

     The Company has adopted a 1990 Stock Option Plan, a 1990 Directors' Stock Option Plan, and a 1992 Directors' Stock Option Plan (together referred to as the "Plans").

     Pursuant to the 1990 Stock Option Plan, options may be granted to any of the full-time employees of the Company or its subsidiaries and, in the case of options not intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), directors of subsidiaries (other than directors of such subsidiaries who are also directors of the Company). The option price of options granted under the 1990 Stock Option Plan which are intended to qualify as incentive stock options under Section 422 of the Code may not be less than the fair market value of the Shares subject thereto on the date the option is granted. The option price of any other options granted under such plan may not be less than 50% of the fair market value of the Shares subject thereto on the date the option is granted. A total of 510,000 Shares have been reserved for issuance (subject to anti-dilution adjustments) under such plan, and options for 501,550 Shares have been granted. As of April 19, 1995, options to purchase 356,950 Shares were outstanding, with an option price ranging between $1.50 and $11.50 per share.

     The 1990 Stock Option Plan, as well as the other Plans, is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"), none of whom are eligible to participate in the 1990 Stock Option Plan. Such committee has exclusive authority, consistent with law and the terms of 1990 Stock Option Plan, to designate recipients of options to be granted thereunder and to determine the number and type of options and the number of Shares subject thereto.

     The 1990 Directors' Stock Option Plan expired in 1992, and no additional options may be granted under such plan. As of April 19, 1995, options to purchase 7,500 Shares were outstanding, with an option price ranging between $1.75 and $2.67 per share.

     Pursuant to the 1992 Directors' Stock Option Plan, options are granted to directors of the Company who are not employees of the Company or its subsidiaries. Currently, a total of six directors are eligible for options under the 1992 Directors' Stock Option Plan. Promptly following each annual meeting of shareholders of the Company, each eligible director is automatically granted an option to purchase 2,500 Shares. These options are fully vested at the time of grant and must be exercised within five years of the date of grant. In addition, each person who was an eligible director immediately following the 1994 annual meeting of shareholders and each person who for the first time becomes an eligible director after the 1994 annual meeting of shareholders and before the day after the 1996 annual meeting of shareholders is automatically granted an option, on a one-time basis, to purchase 10,000 Shares (the "One-Time Options"). The One-Time Options have five-year terms and vest in equal annual installments over a four-year period. The option price of any Shares subject to an option under the 1992 Directors' Stock Option Plan is the fair market value of the Shares on the date the option is granted. In January 1995, the Company's board of directors adopted an amendment to the 1992 Directors' Stock Option Plan which would provide for certain early vesting and additional exercise rights with respect to a director who has reached the age of 70 and who thereafter ceases to be an eligible director under the plan for any reason other than death or discharge for cause. This amendment will be presented to the Shareholders for approval at the 1995 annual meeting of shareholders. A total of 160,000 Shares (subject to anti-dilutive adjustments) have been reserved for issuance under such plan, and options for 84,292 Shares have been granted. As of April 19, 1995, options to purchase 84,292 Shares were outstanding, with an option price ranging between $3.69 and $11.50 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Compensation Committee are Dan R.E. Thomas, Jerry D. Miller, A. Grant Bowen, and Herbert O. Gingrich. Until May 1993, prior to his appointment to the Compensation Committee, Mr. Miller served as President of the Company. There are no interlocking relationships between any executive officers of the Company and any entity whose directors or executive officers serve on the Company's board or Compensation Committee, except that Jeffrey M. Wilkins, the Company's Chairman and Chief Executive Officer, serves as a director and member of the compensation committee of Checkfree Corporation. Peter J. Kight, a director of the Company, is an executive officer of Checkfree Corporation. During 1994, a consulting firm of which Dr. Thomas is president, provided consulting services to the Company for which it received fees of $61,179.

CERTAIN TRANSACTIONS

     In connection with the Company's 1990 acquisition of all of the shares of Discovery Systems held by two former directors of the Company and by Jeffrey M. Wilkins, the Company's Chairman of the Board and Chief Executive Officer, and in exchange for Mr. Wilkins' surrender of an option to purchase 48% of the shares of Discovery Systems, the Company agreed to issue an indefinite number of Shares to Mr. Wilkins on a deferred basis pursuant to an escrow arrangement intended to continue until the first quarter of 1996. In March 1993, the Company and Mr. Wilkins agreed to terminate this deferred share arrangement and effectively cap the number of Shares which could be received by Mr. Wilkins as a result of the termination of his original option by issuing 600,000 Shares to him. These Shares were issued to Mr. Wilkins subject to a risk that he will forfeit the Shares if his employment is terminated by the Company for Cause or by Mr. Wilkins without Good Reason (as these terms are defined in Mr. Wilkins' employment agreement with the Company) on or before February 29, 1996, and subject to a risk that he will forfeit all or part of the Shares under a formula based primarily on the pre-tax profits of Discovery Systems. Under that formula, an amount equal to 48% of the pre-tax profit or loss of Discovery Systems for each of the years 1991 through 1995, calculated with adjustments relating to certain intercompany transactions (including the cost of any capital provided by the Company) is discounted from the end of such year to December 31, 1989. The discounted amount is then divided by $2.67 per share (the Company's book value per share as of December 31, 1989) to determine a share number for that year (with the share number expressed as a negative number for any years in which Discovery Systems had a pre-tax loss). The share numbers for the five years ending with 1995 are then added together and that total is reduced by the result obtained when $480,000 (representing the option purchase price payable by Mr. Wilkins under his surrendered option) is divided by the fair market value of one Share on December 31,

1995, to determine the total number of Shares, if any, earned over the five-year period. If that total number is less than 600,000, then the difference is the number of Shares which are automatically forfeited by Mr. Wilkins. At March 31, 1995, 600,000 Shares had been tentatively earned by Mr. Wilkins under the formula. This number may decrease depending upon the pre-tax profit or loss of Discovery Systems for 1995. In addition, the Company has agreed to (a) register any unforfeited Shares at Mr. Wilkins' request, (b) pay Mr. Wilkins a bonus in an amount equal to any tax savings resulting to the Company from the issuance of the Shares and the payment of such bonus, up to the amount of Mr. Wilkins' individual tax liability with respect to the issuance of the Shares to him, and
(c) use its best efforts to effect an underwriting of a number of the unforfeited Shares sufficient to enable Mr. Wilkins to cover any related tax liability to the extent not covered by the bonus described in (b), above. However, the Company does not anticipate the need to pay Mr. Wilkins the above described bonus or to effect an underwriting with respect to the issuance of the unforfeited Shares.

     In September 1994, the Company purchased from Jeffrey M. Wilkins approximately seven acres of land and the approximately 55,000 square foot office and manufacturing facility situated thereon located at 7001 Metatec Boulevard, Dublin, Ohio (the "Dublin Facility"). Prior to that time, the Dublin Facility was leased by the Company from Mr. Wilkins as part of its manufacturing facility and principal executive offices. The Dublin Facility was purchased pursuant to the terms of an option to purchase which was contained in the lease for the Dublin Facility. This option provided that the Company could purchase the Dublin Facility at any time prior to the expiration of the lease term for a purchase price equal to the lesser of (a) $4.8 million or (b) an amount equal to the value in use of the Dublin Facility, as determined by an MAI appraiser, reduced by $660,000 (the value of Company improvements in use at the time the option was granted) and without consideration of any improvements made by the Company after January 1, 1994. Pursuant to the foregoing formula, the purchase price paid to Mr. Wilkins was $4.8 million. The Company also paid expenses in connection with the purchase totaling $4,710, none of which were paid to Mr. Wilkins. The lease was cancelled in connection with the purchase of the Dublin Facility. During 1994, and prior to the cancellation of the lease and consummation of the purchase, the Company paid Mr. Wilkins $378,900 for rent of the Dublin Facility.

     The lease which was in effect on the date of purchase was entered into effective March 1, 1994, and modified certain provisions of the prior lease between the Company and Mr. Wilkins. Prior to March 1994, the Dublin Facility was leased to Discovery Systems by Mr. Wilkins under a lease with a term expiring December 31, 1997. The prior lease was guaranteed by the Company, and provided for annual rent increases based on increases in the Consumer Price Index. Mr. Wilkins had granted the Company an option to purchase the Dublin Facility at any time prior to November 16, 1996, for a purchase price established by an MAI appraiser, less a commission amount of not less than three percent that would have been charged by a commercial real estate broker upon the sale of the Dublin Facility. The prior lease, the Company's guaranty, and the related purchase option agreement were terminated on the effective date of the new lease. Under the new lease, which had a 15-year term, Mr. Wilkins agreed to cap the rent at $48,519 per month, extend the term of the Company's purchase option to coincide with the lease term, and cap the purchase price payable upon exercise of the purchase option. Consistent with the prior lease, the Company paid all taxes, utility charges, and insurance premiums related to the Dublin Facility. Total rent paid to Mr. Wilkins under the leases was $481,800, $526,717, and $378,900 for 1992, 1993, and 1994, respectively.

     In February 1994, the Company purchased from Olde Poste Properties, an Ohio general partnership, approximately eight acres of land adjacent to the Dublin Facility for purposes of expanding the Dublin Facility to increase the Company's manufacturing and distribution capacity. The purchase price for the land was $645,300, and the Company paid expenses in connection with the purchase totaling approximately $48,700, including the commission payable to the seller's broker, the conveyance fee, and the premium for owner's title insurance. Mr. Wilkins is a general partner of Olde Poste Properties; however, Mr. Wilkins did not participate in the negotiations of any terms of the acquisition. Such terms were established by other partners of Olde Poste Properties and other officers of the Company.

     The Company believes the terms of the lease and purchase of the Dublin Facility from Mr. Wilkins and the purchase of adjacent land from Olde Poste Properties were no less favorable to it than it could obtain from independent third parties.

     During 1992 and 1993, the Company leased certain equipment from Mr. Wilkins for a monthly rental of $17,000. The lease expired on December 31, 1993, and on January 1, 1994, the Company purchased the equipment for $578,000, which the Company believes was no less favorable to it than it could obtain from independent third parties for similar equipment.

     On March 30, 1993, the Company entered into a severance agreement with Jerry D. Miller, pursuant to which he resigned from his positions as president and treasurer of the Company on May 20, 1993, following the 1993 annual meeting of shareholders. Under the agreement, the Company paid Mr. Miller severance compensation at the rate of $7,500 a month during the remainder of 1993, plus a lump sum payment of $45,000. Mr. Miller continues to serve as a director of the Company, and has been nominated for re-election at the Company's 1995 annual meeting of shareholders.

     In accordance with an agreement in principle entered into in December 1992, on March 10, 1993, the Company distributed all of the outstanding common shares of its subsidiary, Silco Real Estate Exchange, Inc. ("Silco"), to Darla D. Lang and Denise Hunter, daughters of Jerry D. Miller who was at that time the President of the Company and who continues to serve as a director of the Company. The Silco shares were distributed in exchange for all of the Company's outstanding Class B common shares, par value $.10 a share (the "Class B Shares"). The exchange was completed pursuant to the terms of a Share Exchange Agreement among the Company, Silco, Ms. Lang, Ms. Hunter, and Messrs. Wilkins and Miller, individually and as Trustees under a Voting Trust Agreement dated August 8, 1990, for the benefit of Ms. Lang and Ms. Hunter (the "Exchange Agreement"). The exchange was valued at approximately $2,100,000 based upon independent appraisals of the Class B Shares and the Company's real estate assets. Prior to the exchange, the Company contributed and transferred control of substantially all of its real estate assets to Silco (the "Contributed Assets"), so that at the time of the exchange, Silco was the owner of substantially all of the Company's remaining real estate operations and related assets. Under the Exchange Agreement, Silco assumed all obligations and liabilities relating to the Contributed Assets (the "Assumed Liabilities") and agreed to indemnify the Company against the Assumed Liabilities. In addition, Ms. Lang and Ms. Hunter have guaranteed Silco's obligations with respect to all of the Assumed Liabilities, and Mr. Miller has guaranteed Silco's obligations with respect to a portion of the Assumed Liabilities, under a Guaranty and Indemnification Agreement executed pursuant to the Exchange Agreement. On May 20, 1993, the Company's articles of incorporation were amended to, among other things, eliminate the Class B Shares (none of which were outstanding at the time) and combine all of the Company's authorized common shares into one class.

     On April 26, 1993, the Company sold to MGB, Inc., a corporation in which Ms. Lang and Ms. Hunter are the sole shareholders ("MGB"), the Company's entire interest in Lunn Woods Partnership, a Florida general partnership engaged in real estate activities, including any rights of the Company accruing after February 28, 1993, with respect to the partnership interest, for a purchase price of $319,444, an amount equal to the book value of that partnership interest on the books of the Company as of February 28, 1993. MGB paid to the Company at the closing of the sale an amount equal to 20% of the total purchase price for the partnership interest plus interest on the total purchase price at the rate of 6.5% per annum from March 1, 1993, through the closing. The balance of the purchase price, $255,555, is to be paid pursuant to a promissory note with interest at the rate of 6.5% per annum, in 60 consecutive monthly installments of principal and interest payable beginning in May 1993, with the amount of the first 59 such installments determined based upon a 15-year amortization schedule and the entire unpaid balance of the note being payable on the date of the 60th such installment in April 1998. The promissory note is secured by a security interest in the partnership interest and personally guaranteed by Ms. Lang and Ms. Hunter.

     During 1994, E. David Crockett, a director of the Company, was paid a consulting fee by the Company in the amount of $3,500 for providing business planning services to the Company. In addition, Focus, Inc., the president of which is Dan R.E. Thomas, a director of the Company, was paid a consulting fee by the Company in the amount of $61,179 for providing business planning services to the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of April 19, 1995, with respect to the beneficial ownership of the Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Shares,
(ii) each director and nominee for director and each executive officer named in the Executive Compensation Table (see "Management -- Executive Compensation"), and (iii) all executive officers and directors as a group:

                                                                                     PERCENTAGE OWNED
                                                                                 ------------------------
                                                              SHARES             BEFORE THE     AFTER THE
        NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIALLY OWNED(1)      OFFERING      OFFERING
- -----------------------------------------------------  ---------------------     ----------     ---------
Jeffrey M. Wilkins...................................          626,619(2)           11.9%           9.3
  7001 Metatec Boulevard
  Dublin, Ohio 43017
Wells Fargo Bank, N.A................................          268,700(3)            5.1            4.0
  464 California Street
  San Francisco, California 94163
Gregory T. Tillar....................................           60,286               1.1              *
William H. Largent...................................           47,711                 *              *
A. Grant Bowen.......................................           29,873                 *              *
E. David Crockett....................................            9,000                 *              *
Herbert O. Gingrich..................................           54,543(4)            1.0              *
Peter J. Kight.......................................            5,000                 *              *
Jerry D. Miller......................................          159,000(5)            3.0            2.3
James V. Pickett.....................................           13,100(6)              *              *
Dan R.E. Thomas......................................            6,290                 *              *
All executive officers and directors
  as a group (15 persons)............................        1,151,841              21.8           17.0

- ---------------

* Less than 1%.

(1) Except as otherwise indicated in the notes to this table, the persons named in the table have sole voting and investment power with respect to all Shares owned by them. This table does not include options for Shares which are not currently exercisable or not exercisable within 60 days of April 19, 1995.

(2) Includes 600,000 Shares subject to a risk of forfeiture. See
    "Management -- Certain Transactions."

(3) Holdings as of December 31, 1994, based upon a Schedule 13G filed with the Securities and Exchange Commission on February 14, 1995.

(4) Includes 7,500 Shares which will become exercisable on April 27, 1995, assuming the amendment to the 1992 Director's Stock Option Plan is approved by the shareholders at the 1995 annual meeting of shareholders. Does not include 13,500 Shares owned by Mr. Gingrich's spouse, for which Mr. Gingrich disclaims beneficial ownership.

(5) Includes 13,000 Shares owned by Mr. Miller's spouse. Does not include 117,986 Shares owned by the adult children or grandchildren of Mr. Miller, for which Mr. Miller disclaims beneficial ownership.

(6) Includes 1,000 Shares owned by a corporation controlled by Mr. Pickett and members of his family.

                          DESCRIPTION OF CAPITAL STOCK

     The aggregate number of shares of capital stock which the Company has authority to issue is 10,083,500 Shares, all of which are common shares, $.10 par value. As of April 19, 1995, there were 5,271,964 Shares outstanding.

COMMON SHARES

     The holders of Shares are entitled to receive such dividends as may be declared by the Company's board of directors out of funds legally available therefor. Upon dissolution or liquidation, holders of the Shares are entitled to a ratable share of the net assets of the Company after payment to creditors. All outstanding Shares are, and the shares offered hereby will be, fully paid and nonassessable. Holders of the Shares are entitled to one vote for each Share held of record for the election of directors and on all other matters submitted to the vote of shareholders. The Shares are not redeemable, and the holders of the Shares do not have cumulative voting rights in the election of directors or preemptive rights with respect to the issuance of the Company's securities.

     The Company's Amended and Restated Articles of Incorporation (the "Restated Articles") provide that the number of directors may be fixed or changed by a resolution adopted by two-thirds in number of the board members then in office. Additionally, a director may not be removed from office without cause except by the affirmative vote of holders of at least 50% of the Shares. However, if the removal of a director without cause is approved by two-thirds in number of the board members then in office, then the 50% voting requirement will not apply and a director may be removed without cause under Florida law if the votes cast by the shareholders in favor of the director's removal exceed the votes cast in opposition of the director's removal at a meeting at which a quorum is present. This provision could have an anti-takeover effect because it could prevent someone who does not satisfy these special voting requirements from either increasing the number of directors and filling the new seats with enough directors to constitute a majority of the board or from removing existing directors without cause and replacing them with enough directors to constitute a majority of the board.

     The Restated Articles provide that special shareholder meetings may be called by the board of directors or by holders of Shares entitled to exercise 25% or more of the voting power of the Company. This provision prevents a shareholder from calling a special shareholder meeting to alter the composition of the board or to effect any other corporate transaction unless holders of at least 25% of the outstanding Shares were in favor of calling such meeting. This requirement makes calling a special shareholders meeting more difficult and therefore could have an anti-takeover effect.

     The Restated Articles provide for a classified board of directors. Directors are divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. At each annual meeting of shareholders, one class of directors is elected for a three-year term. This provision could have an anti-takeover effect because, assuming there are no vacancies on the board of directors, it will take two annual elections of directors to gain control of a majority of the positions on the board of directors.

     The Restated Articles require the affirmative vote of not less than 60% of the outstanding Shares prior to effecting (a) a merger, consolidation or share exchange of the Company with or into any other corporation, or (b) the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company. However, such 60% voting requirement would not be applicable if the Company's board of directors has approved the transaction by two-thirds or more of its members. This provision could have an anti-takeover effect because transactions not approved by two-thirds or more of the members of the board of directors will require a higher approval percentage from shareholders than transactions approved by two-thirds or more of the members of the board of directors. The Restated Articles also require the affirmative vote of holders of not less than 60% of the outstanding Shares to amend such 60% voting requirements or the provisions of the Restated Articles relating to the number of directors, their removal without cause or their election into three classes. These provisions could also have an anti-takeover effect.

FLORIDA LAW

     The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company from engaging in a wide range of specified transactions between such company and such shareholder or a person or entity controlled by or in control of such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Shares is The Huntington Trust Company, N.A.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below have agreed, severally and not jointly, through Legg Mason Wood Walker, Incorporated and Van Kasper & Company, the Representatives (the "Representatives") of the Underwriters, to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of Shares set forth opposite the name of the respective Underwriter at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus.

                                                                                  NUMBER OF
                                 UNDERWRITERS                                   COMMON SHARES
- ------------------------------------------------------------------------------  -------------
Legg Mason Wood Walker, Incorporated..........................................
Van Kasper & Company..........................................................
                                                                                -------------
          Total...............................................................    1,500,000
                                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Shares offered hereby, if any of the Shares are purchased.

     The Underwriters have advised the Company that they propose to offer all or a part of the Shares offered hereby directly to the public at the Price to Public set forth on the cover page of this Prospectus, that they may offer shares to certain dealers at a price which represents a concession of
$          per share, and that they may allow, and such dealers may reallow, a
concession of not more than $          per share to certain other dealers. After
the commencement of the Offering, the Price to Public and the concessions may be changed.

     The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional Shares at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments. To the extent the Underwriters exercise the option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of additional Shares as the percentage of the initial 1,500,000 Shares offered hereby to be purchased by that Underwriter.

     The Company has agreed to indemnity the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The executive officers and directors of the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any Shares owned by them during the 120-day period following the date of this Prospectus, except for certain private transactions and for transfers to family members or related trusts, subject to the 120-day restriction, and that a certain director of the Company may sell, in addition, up to 10,000 Shares in the aggregate. The Company has agreed not to offer, sell, or otherwise dispose of any Shares during the 120-day period following the closing of the Offering, except that the Company may grant options pursuant to existing option plans in accordance with past practice, and issue Shares upon the exercise of options, subject to certain limitations.

     In connection with the Offering, the Underwriters and selling group members (if any) that currently act as market makers for the Shares may engage in "passive market making" in the Shares on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq Stock Market market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member (if any) engaged in passive market making in the Shares
(i) may not effect transactions in, or display bids for, the Shares at a price that exceeds the highest bid for the Shares displayed on The Nasdaq Stock Market by a market maker that is not participating in the distribution of the Shares,
(ii) may not have net daily purchases of the Shares that exceed 30% of its average daily trading volume in such Shares for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

                                 LEGAL MATTERS

     Certain legal matters in connection with the issuance of the Shares offered hereby will be passed upon for the Company by Baker & Hostetler, Columbus, Ohio, and for the Underwriters by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, included in this Prospectus and the related consolidated financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information pertaining to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, including the exhibits and the financial statement schedules filed therewith. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. These documents may be examined without charge at the public reference facilities maintained by the Commission in Washington, D.C., and copies thereof may be obtained therefrom upon payment of the prescribed fees.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of December 31, 1993 and 1994 and March
  31, 1995 (unaudited)................................................................  F-3
Consolidated Statements of Operations for the years ended December 31, 1992, 1993 and
  1994 and for the three months ended March 31, 1994 and 1995 (unaudited).............  F-4
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1992,
  1993 and 1994 and for the three months ended March 31, 1995 (unaudited).............  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993 and
  1994 and for the three months ended March 31, 1994 and 1995 (unaudited).............  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Metatec Corporation:

     We have audited the accompanying consolidated balance sheets of Metatec Corporation and its subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metatec Corporation and its subsidiaries at December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
February 15, 1995
Columbus, Ohio

                      METATEC CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                    ASSETS:

                                                             AS OF DECEMBER 31,
                                                          -------------------------
                                                             1993          1994
                                                          -----------   -----------    MARCH 31,
                                                                                         1995
                                                                                      -----------
                                                                                      (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.............................  $ 4,849,710   $ 2,167,518   $   807,001
  Accounts receivable, net of allowance for doubtful
     accounts of $235,000 in 1993, $269,000 in 1994 and
     $291,000 in 1995...................................    2,977,335     4,092,038     4,075,987
  Inventory.............................................      350,075       602,773       786,916
  Current portion of long-term notes receivable.........       10,869        11,597        11,797
  Prepaid expenses......................................      458,662       460,258       604,150
  Deferred income taxes.................................                    522,000       532,000
                                                          -----------   -----------   -----------
          Total current assets..........................    8,646,651     7,856,184     6,817,851
                                                          -----------   -----------   -----------
LONG-TERM NOTES RECEIVABLE, LESS CURRENT PORTION........      237,822       226,225       223,195
                                                          -----------   -----------   -----------
PROPERTY, PLANT AND EQUIPMENT -- NET....................    9,724,330    24,081,612    24,689,100
                                                          -----------   -----------   -----------
OTHER ASSETS:
  Goodwill..............................................      539,103       314,283       302,403
  Other.................................................      199,456        77,700        77,700
                                                          -----------   -----------   -----------
          Total other assets............................      738,559       391,983       380,103
                                                          -----------   -----------   -----------
TOTAL ASSETS............................................  $19,347,362   $32,556,004   $32,110,249
                                                           ==========    ==========    ==========
                              LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Current maturities of long-term debt and capital lease
     obligations........................................  $    75,942   $   975,335   $   975,635
  Accounts payable......................................      622,289     2,462,243     1,406,485
  Accrued royalties.....................................      304,395       559,157       573,552
  Accrued personal property taxes.......................      213,749       378,210       467,985
  Accrued payroll.......................................      199,362       359,400       511,060
  Other accrued expenses................................      532,295       696,956       840,600
  Unearned income.......................................    1,041,311       888,940       766,606
                                                          -----------   -----------   -----------
          Total current liabilities.....................    2,989,343     6,320,241     5,541,923
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS
  CURRENT MATURITIES....................................      151,316     7,644,634     7,410,829
DEFERRED INCOME TAXES...................................                    315,000       335,000
                                                          -----------   -----------   -----------
          Total liabilities.............................    3,140,659    14,279,875    13,287,752
                                                          -----------   -----------   -----------
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value; authorized 10,083,500
     shares; issued 1993 -- 5,209,619 shares;
     1994 -- 5,272,219 shares; 1995 -- 5,274,719
     shares.............................................      520,962       527,222       527,472
  Additional paid-in capital............................   15,273,400    15,643,913    15,647,413
  Retained earnings.....................................    4,348,882     6,041,535     6,584,153
  Less:
     Common stock held in treasury, at cost, 2,755
       shares...........................................      (36,541)      (36,541)      (36,541)
     Unamortized restricted stock.......................   (3,900,000)   (3,900,000)   (3,900,000)
                                                          -----------   -----------   -----------
          Total stockholders' equity....................   16,206,703    18,276,129    18,822,497
                                                          -----------   -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $19,347,362   $32,556,004   $32,110,249
                                                           ==========    ==========    ==========

                See notes to consolidated financial statements.

                      METATEC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                THREE MONTHS ENDED
                                       FOR THE YEARS ENDED DECEMBER 31,              MARCH 31,
                                    ---------------------------------------   -----------------------
                                       1992          1993          1994          1994         1995
                                    -----------   -----------   -----------   ----------   ----------
                                                                                    (UNAUDITED)
REVENUES..........................  $16,877,079   $21,318,416   $28,942,748   $6,006,937   $9,178,622
COSTS AND EXPENSES:
  Cost of products sold...........   11,197,538    12,071,515    16,300,693    3,612,484    5,133,954
  Selling, general and
     administrative...............    5,975,451     8,225,564    10,060,600    2,274,869    2,991,855
                                    -----------   -----------   -----------   ----------   ----------
     Total costs and expenses.....   17,172,989    20,297,079    26,361,293    5,887,353    8,125,809
                                    -----------   -----------   -----------   ----------   ----------
OPERATING INCOME (LOSS)...........     (295,910)    1,021,337     2,581,455      119,584    1,052,813
                                    -----------   -----------   -----------   ----------   ----------
OTHER INCOME (EXPENSE):
  Interest income.................      103,876       134,637        54,616       24,212       21,649
  Gain on sale of marketable
     security.....................                                  106,000
  Other -- net....................      144,522        41,857        62,288       36,509       (4,373)
  Interest expense................     (323,226)     (135,847)     (379,706)      (8,281)    (190,871)
                                    -----------   -----------   -----------   ----------   ----------
     Total other income
       (expense)..................      (74,828)       40,647      (156,802)      52,440     (173,595)
                                    -----------   -----------   -----------   ----------   ----------
EARNINGS (LOSS) BEFORE INCOME
  TAXES...........................     (370,738)    1,061,984     2,424,653      172,024      879,218
INCOME TAXES......................                                  732,000       51,600      336,600
                                    -----------   -----------   -----------   ----------   ----------
NET EARNINGS (LOSS)...............  $  (370,738)  $ 1,061,984   $ 1,692,653   $  120,424   $  542,618
                                     ==========    ==========    ==========    =========    =========
NET EARNINGS (LOSS) PER COMMON
  SHARE:
  Primary.........................  $     (0.11)  $       .25   $       .33   $      .02   $      .10
  Fully diluted...................  $     (0.11)  $       .21   $       .32   $      .02   $      .10
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING:
  Primary.........................    3,371,956     4,260,806     5,134,656    5,021,595    5,408,670
  Fully diluted...................    3,371,956     4,953,412     5,323,503    5,021,595    5,417,918

                See notes to consolidated financial statements.

                      METATEC CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           CLASS B    ADDITIONAL                                  UNAMORTIZED
                                COMMON     COMMON       PAID-IN       RETAINED      TREASURY      RESTRICTED
                                STOCK       STOCK       CAPITAL       EARNINGS        STOCK          STOCK          TOTAL
                               --------    -------    -----------    ----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1991...  $387,440    $1,309     $ 5,918,339    $3,657,636    $  (808,775)                  $ 9,155,949
Treasury shares retired......   (51,710)   (1,049)       (756,016)                     808,775
Stock options exercised......     2,300                     32,200                                                     34,500
Purchase of Class B common
  stock......................                                                       (2,100,000)                   (2,100,000)
Net loss.....................                                          (370,738)                                    (370,738)
                               --------    -------    -----------    ----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1992...   338,030       260       5,194,523     3,286,898     (2,100,000)                    6,719,711
Issuance of restricted
  shares.....................    60,000                 3,840,000                                 $(3,900,000)
Stock options exercised......     7,932                   156,088                                                    164,020
Treasury shares acquired.....                                                          (36,541)                      (36,541)
Elimination of Class B common
  stock......................                (260)     (2,099,740)                   2,100,000
Shares issued pursuant to a
  public offering, net of
  costs of $596,979..........   115,000                 8,182,529                                                  8,297,529
Net earnings.................                                         1,061,984                                    1,061,984
                               --------    -------    -----------    ----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1993...   520,962    $    0      15,273,400     4,348,882        (36,541)    (3,900,000)    16,206,703
                                           =======
Stock options exercised......     6,260                   176,513                                                    182,773
Tax benefit related to stock
  options....................                             194,000                                                    194,000
Net earnings.................                                         1,692,653                                    1,692,653
                               --------               -----------    ----------    -----------    -----------    -----------
BALANCE, DECEMBER 31, 1994...   527,222                15,643,913     6,041,535        (36,541)    (3,900,000)    18,276,129
  Stock options exercised
    (unaudited)..............       250                     3,500                                                      3,750
  Net earnings (unaudited)...                                           542,618                                      542,618
                               --------               -----------    ----------    -----------    -----------    -----------
BALANCE, MARCH 31, 1995
  (unaudited)................  $527,472               $15,647,413    $6,584,153    $   (36,541)   $(3,900,000)   $18,822,497
                               ========                ==========     =========     ==========    ===========     ==========

                See notes to consolidated financial statements.

                      METATEC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FOR THE YEARS ENDED                 THREE MONTHS ENDED
                                                                        DECEMBER 31, 1994                       MARCH 31,
                                                             ----------------------------------------   -------------------------
                                                                1992          1993           1994          1994          1995
                                                             -----------   -----------   ------------   -----------   -----------
                                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Earnings (loss)......................................  $  (370,738)  $ 1,061,984   $  1,692,653   $   120,424   $   542,618
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Depreciation and amortization..........................    2,137,641     2,128,620      3,227,325       613,006     1,022,520
    Deferred income taxes..................................                                  (207,000)                    (10,000)
    Gain on sale of marketable security....................                                  (106,000)
    Net (gain) loss on sales of property and equipment.....      (26,172)        5,258         37,305        (6,986)       12,435
    Changes in assets and liabilities:
      Accounts receivable..................................     (440,196)     (229,096)    (1,114,703)       71,281        16,051
      Inventory............................................      (90,041)      (25,345)      (252,698)     (186,453)     (184,143)
      Prepaid expenses and other current assets............       47,529       190,689          6,584       (18,227)     (153,892)
      Accounts payable and accrued expenses................       20,728       233,171      2,083,876       276,841      (626,284)
      Unearned income......................................      247,800       493,283       (152,371)     (131,020)     (122,334)
      Net assets of discontinued operations................      718,064
                                                             -----------   -----------   ------------   -----------   -----------
        Net cash provided by operating activities..........    2,244,615     3,858,564      5,214,971       738,866       496,971
                                                             -----------   -----------   ------------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease in long-term notes receivable...................       89,875       131,629         10,869         2,646         2,830
  Purchase of property, plant and equipment................   (2,213,993)   (5,144,985)   (17,119,750)   (4,010,848)   (1,927,763)
  Proceeds from sale of fixed assets.......................      128,316         3,866        177,000       150,000       297,200
  Decrease (increase) in goodwill..........................      (78,618)                     178,000
  Proceeds from sale of marketable security................                                   219,576
                                                             -----------   -----------   ------------   -----------   -----------
        Net cash used in investing activities..............   (2,074,420)   (5,009,490)   (16,534,305)   (3,858,202)   (1,627,733)
                                                             -----------   -----------   ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in notes payable................................    1,536,683                    8,750,000
  Payment of notes and leases payable......................   (1,487,592)   (3,601,585)      (489,631)      (18,408)     (233,505)
  Proceeds from issuance of stock (net of offering
    expenses)..............................................                  8,297,529
  Stock options exercised, including tax benefit...........       34,500       164,020        376,773        88,051         3,750
  Treasury shares acquired.................................                    (36,541)
                                                             -----------   -----------   ------------   -----------   -----------
        Net cash provided by financing activities..........       83,591     4,823,423      8,637,142        69,643      (229,755)
                                                             -----------   -----------   ------------   -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........      253,786     3,672,497     (2,682,192)   (3,049,693)   (1,360,517)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...........      923,427     1,177,213      4,849,710     4,849,710     2,167,518
                                                             -----------   -----------   ------------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................  $ 1,177,213   $ 4,849,710   $  2,167,518   $ 1,800,017   $   807,001
                                                              ==========    ==========    ===========    ==========    ==========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Interest paid, net of amounts capitalized................  $   340,758   $   172,311   $    379,706   $     8,281   $   190,871
                                                              ==========    ==========    ===========    ==========    ==========
  Income taxes paid........................................                $   118,000   $    252,235   $     4,000   $   180,119
                                                                            ==========    ===========    ==========    ==========
  Assets purchased for the assumption of a liability.......  $   750,000   $   183,902   $    632,342
                                                              ==========    ==========    ===========
  Purchase of Class B common stock for transfer of assets
    of discontinued operations.............................  $ 2,100,000
                                                              ==========
  Elimination of Class B common stock......................                $ 2,100,000
                                                                            ==========
  Issuance of 600,000 common restricted shares, all
    unamortized............................................                $ 3,900,000
                                                                            ==========

                See notes to consolidated financial statements.

                      METATEC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

 1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Metatec Corporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated.

     REVENUE RECOGNITION -- The revenues from product sales are recognized at the time the products are shipped. Subscription revenues are recognized ratably over the subscription period. For financial reporting purposes, the Company recognizes profit on service contracts using the percentage of completion method, measured generally by the percentage of the cost of services completed to date to total cost of contract services. Earned revenue is determined on the basis of the profit as computed plus the contract costs incurred during this period.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents consist of highly liquid instruments such as certificates of deposit, time deposits, treasury notes and other money market instruments which generally have maturities of less than three months. The Company holds cash primarily in one financial institution.

     INVENTORY -- Inventory consists primarily of raw materials and are valued at the lower of cost or market with cost determined by the first-in, first-out
(FIFO) method.

     GOODWILL -- Goodwill represents the excess of cost over net assets acquired and was being amortized using the straight-line method over 25 years. Effective April 1, 1993, the Company reduced the amortization period to 15 years prospectively from April 1, 1993, based upon a current evaluation by the Company. During 1994, the Company recognized the tax benefit of acquired net operating loss carryforwards and, accordingly, reduced goodwill by such benefit totaling $178,000.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are recorded at cost. The cost of maintenance and repairs is charged against results of operations as incurred. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets which range from three to thirty years. For income tax purposes, accelerated methods are used for all eligible assets. Interest costs capitalized were $96,000 in 1994.

     ADVERTISING -- The Company expenses advertising costs as incurred. Advertising expense was $192,380, $401,577 and $784,039 for 1992, 1993 and 1994,
respectively. For the three months ended March 31, 1994 and 1995, advertising costs were $172,353 and $151,624 respectively.

     INCOME TAXES -- During 1993, the Company changed its method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (see Note 6). Prior to January 1, 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

     EARNINGS (LOSS) PER SHARE OF COMMON STOCK -- Earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the period, including, when their effect is dilutive, common stock equivalents consisting of shares subject to stock options and contingently issuable shares of stock.

     UNAUDITED INTERIM FINANCIAL REPORTING -- In the opinion of management, the unaudited information as of and for the three months ended March 31, 1994 and 1995 includes all adjustments (consisting solely of normal recurring accruals) the Company considers necessary for a fair presentation of such interim financial statements in accordance with generally accepted accounting principles. The results of

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

operations for interim periods are not necessarily indicative of results for any other interim period or the full year.

 2. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1993            1994            1995
                                                  -----------     -----------     -----------
    Land........................................                  $ 1,292,679     $ 1,292,679
    Buildings and improvements..................                    9,426,049       9,427,388
    Machinery and equipment.....................  $ 8,973,887      14,425,553      14,144,185
    Furniture and fixtures......................      986,469       1,845,433       1,882,911
    Computer equipment and related software.....    2,727,122       3,880,956       4,144,657
    Transportation equipment....................        4,199          12,725          12,725
    Leasehold improvements......................      827,381         802,205         815,533
    Equipment installation-in-progress..........    3,091,369          62,139       1,073,872
                                                  -----------     -----------     -----------
              Total.............................   16,610,427      31,747,739      32,793,950
    Less accumulated depreciation...............   (6,886,097)     (7,666,127)     (8,104,850)
                                                  -----------     -----------     -----------
    Net property, plant and equipment...........  $ 9,724,330     $24,081,612     $24,689,100
                                                   ==========      ==========      ==========

 3. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt consists of the following:

                                                              DECEMBER 31
                                                        -----------------------   MARCH 31,
                                                          1993         1994          1995
                                                        ---------   -----------   ----------
    Term loan, interest at  1/2% in excess of prime
      (total of 9% at December 31, 1994 and March 31,
      1995), due in monthly installments to 1999......              $ 3,540,000   $3,360,000
    Mortgage loan, interest at  1/2% in excess of
      prime (total of 9% at December 31, 1994 and
      March 31, 1995), due in monthly installments to
      1998............................................                4,800,000    4,768,053
                                                        ---------   -----------   ----------
              Total...................................                8,340,000    8,128,053
    Capital lease obligations (see Note 4)............  $ 227,258       279,969      258,411
    Less current maturities...........................    (75,942)     (975,335)    (975,635)
                                                        ---------   -----------   ----------
    Long-term debt and capital lease obligations, less
      current maturities..............................  $ 151,316   $ 7,644,634   $7,410,829
                                                        =========    ==========    =========

     The Company has a loan agreement with a bank that provides for advances of $4,000,000 on an unsecured revolving loan. The revolving loan bears interest at prime and is due April 30, 1995. No amounts were outstanding on the revolving loan at December 31, 1994 or March 31, 1995. The term loan and mortgage loan are secured by the property, plant and equipment of the Company. Effective February 1, 1995, the interest rate on the term loan and the mortgage loan were reduced to prime.

     The loan agreement contains restrictive covenants which, among others, require the Company to maintain a certain level of tangible net worth, limit dividends to 20% of net earnings, maintain certain financial

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

ratios and limit capital expenditures. In 1994, the Company was not in compliance with certain of these covenants which were accordingly amended by the bank through December 31, 1995.

     Long-term debt, excluding capital lease obligations, matures as follows:

                                                                      DECEMBER 31,
                                                                          1994
                                                                      ------------
            Year ending December 31:
              1995..................................................   $  889,100
              1996..................................................      903,591
              1997..................................................      919,323
              1998..................................................    4,967,986
              1999..................................................      660,000
                                                                      ------------
            Total...................................................   $8,340,000
                                                                       ==========

     There were no significant changes in maturities of long-term debt at March 31, 1995.

 4. LEASES

     The Company leases office equipment under noncancellable capital lease agreements expiring at various dates through 1999. Maintenance, insurance, and tax expenses are the responsibility of the Company under the agreements. The Company also leased certain equipment under a capital lease agreement with an executive officer/stockholder of the Company which was purchased by the Company during 1994.

     The Company previously leased its principal manufacturing and office facility from an executive officer/ stockholder under an operating lease. In 1994 the Company entered into a new capital lease for the facilities and then subsequently exercised an option in the lease agreement to purchase the facilities from the executive officer/stockholder for $4,800,000. Total rent expense under the operating lease was $481,800, $526,717 and $87,786 for 1992, 1993 and 1994, respectively. Total lease payments under the capital lease were $291,114 in 1994.

     The future annual minimum lease payments under all capital leases, together with the present value of the minimum lease payments, and the future minimum rental payments required under all operating leases that have initial or remaining lease terms in excess of one year are as follows:

                                                   CAPITAL LEASES              OPERATING LEASES
                                              ------------------------     ------------------------
                                              DECEMBER 31,   MARCH 31,     DECEMBER 31,   MARCH 31,
                                                  1994         1995            1994         1995
                                              ------------   ---------     ------------   ---------
    Year ending December 31:
      1995..................................    $103,409     $  77,557       $121,088     $  84,924
      1996..................................      86,394        86,394        105,572       105,572
      1997..................................      69,378        69,378         34,642        34,642
      1998..................................      45,371        45,371          8,426         8,426
      1999..................................      13,088        13,088
                                              ------------   ---------     ------------   ---------
    Total minimum lease payments............    $317,640     $ 291,788       $269,728     $ 233,564
                                                                           ==========      ========
    Less amount representing interest.......     (37,671)      (33,377)
                                              ------------   ---------
    Present value of net minimum payments
      (see Note 3)..........................    $279,969     $ 258,411
                                              ==========      ========

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

     The following assets capitalized under lease agreements are included in property, plant and equipment at December 31, 1993 and 1994 and March 31, 1995:

                                                         DECEMBER 31,
                                                   ------------------------    MARCH 31,
                                                     1993           1994          1995
                                                   ---------     ----------    ----------
        Machinery and equipment..................  $ 543,469     $  543,469    $  543,469
        Computer equipment and related
          software...............................     84,399         84,399        84,399
        Furniture and fixtures...................    268,552        400,895       400,895
                                                   ---------     ----------    ----------
          Total..................................    896,420      1,028,763     1,028,763
        Less accumulated depreciation............   (681,330)      (706,677)     (719,631)
                                                   ---------     ----------    ----------
        Total....................................  $ 215,090     $  322,086    $  309,132
                                                   =========      =========     =========

 5. COMMITMENTS AND CONTINGENCIES

     Self-Insurance -- The Company is self-insured with respect to medical and dental claims. The Company has obtained stop-loss insurance for claims in excess of $35,000 per individual per year and $1,000,000 lifetime maximum per individual. The Company has recorded an estimated liability at December 31, 1993 and 1994 and March 31, 1995 of $142,700, $171,000 and $171,000, respectively, for self-insured claims incurred but not reported.

     Property, plant and equipment -- The Company has commitments under contracts for the purchase of property and equipment. Portions of such contracts not completed at March 31, 1995 are not reflected in the Consolidated Financial Statements. These unrecorded commitments amounted to approximately $2,762,152.

 6. INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between the financial statement basis and income tax basis of assets and liabilities and net operating loss carryforwards to the extent realization is more likely than not. There was no cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements since the Company provided a 100% valuation allowance against net deferred tax assets recorded as of January 1, 1993.

     Income tax expense (benefit) is as follows:

                                                                              1994
                                                                          ------------
        Federal:
          Current.......................................................   $  778,000
          Deferred......................................................     (207,000)
                                                                          ------------
             Total Federal..............................................      571,000
          State and local...............................................      161,000
                                                                          ------------
          Total.........................................................   $  732,000
                                                                           ==========

     In 1993, no tax provision was necessary as the Company utilized a net operating loss carryforward. In 1992, no tax provision was established as the Company was in a net loss position.

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

     A reconciliation of recorded Federal income tax expense to the expected expense computed by applying the Federal statutory rate of 34% to income before income taxes follows:

        Expected expense at statutory rate...............................  $ 824,000
        State and local taxes including other -- net.....................    114,000
        Reversal of valuation allowance..................................   (367,000)
                                                                           ---------
        Total............................................................  $ 571,000
                                                                           =========

     The Company expects a combined 38% income tax rate for 1995. Deferred income taxes recorded in the consolidated balance sheets at December 31, 1993 and 1994 consist of the following:

                                                                      1993          1994
                                                                    ---------     --------
    Deferred tax assets:
      AMT carryforwards (no expiration date)......................                $403,000
      Net operating loss carryforwards............................  $ 627,000      122,000
      Allowance for doubtful accounts.............................     80,000       92,000
      Accrued self-insurance account..............................     48,000       58,000
      Other.......................................................     12,000        4,000
      Valuation allowance.........................................   (545,000)
                                                                    ---------     --------
              Total deferred tax assets...........................    222,000      679,000
                                                                    ---------     --------
    Deferred tax liabilities:
      Depreciation................................................    222,000      438,000
      Other -- net................................................                  34,000
                                                                    ---------     --------
              Total deferred tax liabilities......................    222,000      472,000
                                                                    ---------     --------
    Net deferred assets...........................................  $       0     $207,000
                                                                    =========     ========

     There is no significant change in the components of net deferred tax assets and liabilities at March 31, 1995.

     During 1994, the Company eliminated the valuation allowance based on its assessment that realization of its deferred tax assets is more likely than not given the nature and expected timing of its temporary differences and the recent and expected future profitable operations of the Company. The valuation allowance was reduced during 1993 by approximately $115,000 which reflected the usage of a portion of the net operating loss carryforwards to offset income before income taxes.

     The Company has available net operating loss carryforwards for tax purposes of approximately $360,000 which expire in 2005 which may only be used to offset future taxable income of Metatec/Discovery Systems, Inc. (a wholly-owned subsidiary of the Company).

 7. EMPLOYMENT AGREEMENT AND BENEFIT PLAN

     The Company has an employment agreement with an executive officer/stockholder of the Company. The agreement continues until terminated by the executive or the Company and provides for a lump sum payment of one year's compensation upon termination. The executive is entitled to an annual cash bonus in addition to base salary.

     The same executive officer/stockholder was issued 600,000 common shares under a Restricted Share Agreement (the Agreement) dated March 23, 1993. These shares were issued subject to a risk of forfeiture of

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

all of the shares if his employment is terminated by the Company for cause or by the executive officer/ stockholder without good reason (as those terms are defined in the Employment Agreement) on or before February 29, 1996. These shares are also subject to a risk of forfeiture of all or part of the shares as determined pursuant to an earnings formula as defined in the Agreement. Additionally, the Company has agreed to pay the officer/stockholder an amount equal to any tax savings resulting to the Company from the issuance and vesting of the shares and the payment of such additional amount, up to the amount of the officer's/ stockholder's individual tax liability.

     At December 31, 1994 and March 31, 1995, 524,447 and 600,000, respectively common shares have been earned by the officer/stockholder in accordance with the Agreement. Any shares issued under this contingent arrangement will be treated as adjustments to goodwill and be amortized over the remaining amortization period using the straight-line method.

     Substantially all associates are enrolled in a Company-sponsored defined contribution plan established under Section 401(k) of the Internal Revenue Code. The plan was established in 1993 and the Company contribution was approximately $41,500, $49,393, $10,123 and $15,763 for 1993, 1994 and the three months ended
March 31, 1994 and 1995, respectively. The Company contribution is 20% of the associate's contribution up to maximum of 1% of the associates annual compensation. The funds are invested in mutual funds.

 8. STOCK OPTION PLANS

     The Company implemented two stock option plans effective July 1, 1990. The first plan, the 1990 Directors' Stock Option Plan, was available only to directors who were not employees or officer/stockholders of the Company. As of December 31, 1994, and March 31, 1995 there have been 27,500 options granted of which 7,500 were exercisable. The plan expired in 1992 and no additional options may be granted under this Plan. All options under the 1990 Director's Plan were fully vested on the first anniversary date of the grant.

     In 1992, an additional Directors' Stock Option Plan was implemented under which a maximum of 160,000 Common Shares may be issued. This Plan, as amended, provides for each person who is an eligible director on the day after the Company's annual meeting of stockholders to be automatically granted an option for 2,500 shares, vesting on the grant date, and each person who first becomes an eligible director will automatically receive a one time grant of options for 10,000 shares. This one time option vests in equal installments over a four year period. At December 31, 1994 and March 31, 1995 24,292 shares were exercisable.

     The option price of shares subject to an option for the Directors' Stock Option Plans is the fair market value of the shares at the time the option is granted. No options issued are exercisable after five years from the date of grant.

     The second plan, the 1990 Stock Option Plan, is available to officer/stockholders and key employees of the Company or its subsidiary corporations and, in the case of non-qualified options, directors of subsidiaries of the Company (other than directors of such subsidiaries who are also directors of the Company). The maximum aggregate number of common shares which may be granted under the 1990 Stock Option Plan is 510,000 shares.

     The Company's Compensation Committee, which administers the plan, has the authority to grant incentive options and non-qualified options. Only officer/stockholders and other key employees of the Company or its subsidiary corporations are eligible for grants of incentive options. At December 31, 1994 and March 31, 1995, no incentive options had been granted. An option vests one year from the date of grant, and is

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

not exercisable after 10 years from the date of grant. The option price is equal to the fair market value of the shares at the time the option is granted.

     The following summarizes all stock option transactions from January 1, 1992 through March 31, 1995:

                                                                                       AGGREGATE
                                                      SHARES        OPTION PRICE         AMOUNT
                                                      -------     ----------------     ----------
Outstanding at December 31, 1991....................  256,500       $1.50 to $2.67     $  410,075
Granted.............................................   42,555       $1.75 to $3.69        129,738
Exercised...........................................  (23,000)               $1.50        (34,500)
Expired.............................................  (24,000)               $1.50        (36,000)
                                                      -------                          ----------
Outstanding at December 31, 1992....................  252,055       $1.50 to $3.69        469,313
Granted.............................................   90,370      $5.50 to $10.50        501,493
Exercised...........................................  (79,633)      $1.50 to $3.69       (164,020)
Expired.............................................     (500)               $6.00         (3,000)
                                                      -------                          ----------
Outstanding at December 31, 1993....................  262,292      $1.50 to $10.50        803,786
Granted.............................................  229,425     $10.00 to $11.50      2,630,888
Exercised...........................................  (62,600)      $1.50 to $6.00       (182,773)
Expired.............................................   (3,525)     $6.00 to $11.50        (35,038)
                                                      -------                          ----------
Outstanding at December 31, 1994....................  425,592      $1.50 to $11.50      3,216,863
Granted.............................................   26,825      $9.37 to $11.25        265,450
Exercised...........................................   (2,500)               $1.50         (3,750)
Expired.............................................   (1,175)              $11.50        (13,513)
                                                      -------                          ----------
Outstanding at March 31, 1995.......................  448,742      $1.50 to $11.50     $3,465,050
                                                      =======                           =========

     At December 31, 1994, 181,900 common shares under option were exercisable and 67,575 and 33,100 common shares (total of 100,675) were reserved for future grant under the 1992 Directors' Stock Option Plan and the 1990 Stock Option Plan, respectively.

     At March 31, 1995, 179,400 common shares under option were exercisable and 67,575 and 7,450 common shares (total of 75,025) were reserved for future grant under the 1992 Directors' Stock Option Plan and the 1990 Stock Option Plan, respectively.

 9. RELATED PARTY TRANSACTIONS

     Effective April 26, 1993, the Company sold its interest in a partnership (which primarily held real estate) for a purchase price of $319,444 for cash and for a note receivable in the amount of $255,555. The note was received from a corporation which is wholly-owned by the adult daughters of a director/stockholder of the Company. The note bears interest at 6.5% and is payable in monthly installments of principal and interest of $2,226 with the balance due in 60 months.

     Effective January 19, 1994, the Company purchased, for cash, real estate from a partnership, in which an officer/stockholder of the Company is a partner. The tract of land included approximately eight acres and the purchase price totalled approximately $694,000. The land was used for the expansion at the existing facility.

                      METATEC CORPORATION AND SUBSIDIARIES

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1994 AND 1995 IS UNAUDITED

10. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTER ENDED
                                                 ----------------------------------------------------
                                                  MARCH 31     JUNE 30     SEPTEMBER 30   DECEMBER 31
                                                 ----------   ----------   ------------   -----------
1993
  Revenues.....................................  $5,044,767   $4,946,001    $5,526,458    $ 5,801,190
  Gross Profit.................................   2,163,048    2,151,234     2,415,841      2,516,778
  Net Earnings.................................     291,218      193,225       276,657        300,884
  Net Earnings per common share
     Primary...................................  $     0.08   $     0.05    $     0.06    $      0.06
     Fully diluted.............................  $     0.08   $     0.05    $     0.06    $      0.06
1994
  Revenues.....................................  $6,006,937   $6,538,579    $7,694,259    $ 8,702,973
  Gross Profit.................................   2,394,453    2,802,730     3,378,152      4,066,720
  Net Earnings.................................     120,424      308,625       384,962        878,642
  Net Earnings per common share
     Primary...................................  $     0.02   $     0.06    $     0.08    $      0.17
     Fully diluted.............................  $     0.02   $     0.06    $     0.08    $      0.17
1995
  Revenues.....................................  $9,178,622
  Gross Profit.................................   4,044,668
  Net Earnings.................................     542,618
  Net Earnings per common share
     Primary...................................  $     0.10
     Fully diluted.............................  $     0.10

FIGURE 4 - PHOTO                                                                   [LOGO]
[Metatec personnel operating
mastering equipment.]

                                                 FIGURE 5 - PHOTO
                                                 [Metatec personnel presenting
                                                 software services capabilities.]

The Company currently is organized into          FIGURE 6 - PHOTO
  three business divisions:                      [Metatec personnel
- - MANUFACTURING SERVICES provides CD-ROM         discussing NautilusCD.]
  mastering, replication, and distribution
  services in addition to providing similar
  services to radio syndication customers
  for Audio CDs.

- - SOFTWARE SERVICES provides information publishers with design and development services of CD-ROM based publications, which, in turn, often produce
  Manufacturing Services revenues for the
  Company.

- - PUBLISHING SERVICES produces and publishes
  NautilusCD.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
Available Information.................      2
Prospectus Summary....................      3
Investment Considerations.............      5
Use of Proceeds.......................      7
Price Range of Common Shares and
  Dividend Policy.....................      7
Capitalization........................      8
Selected Consolidated Financial
  Data................................      9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     11
Business..............................     16
Management............................     20
Principal Shareholders................     28
Description of Capital Stock..........     28
Underwriting..........................     30
Legal Matters.........................     31
Experts...............................     31
Additional Information................     31
Index to Consolidated Financial
  Statements..........................    F-1

=============================================

======================================================

                                1,500,000 SHARES

                                     [LOGO]

                                 COMMON SHARES


                            ------------------------
                                   PROSPECTUS
                            ------------------------


                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                              VAN KASPER & COMPANY



                                  MAY   , 1995

======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Registration Fee -- Securities and Exchange Commission....................  $  7,361
    NASD Filing Fee...........................................................     2,635
    The Nasdaq Stock Market Fees..............................................    34,500*
    Legal Fees and Expenses...................................................    90,000*
    Printing and Engraving Fees and Expenses..................................    70,000*
    Accounting Fees and Expenses..............................................    60,000*
    Blue Sky Fees and Expenses................................................    25,000*
    Transfer Agent and Registrar Fees and Expenses............................     5,000*
    Miscellaneous Expenses....................................................     5,504*
                                                                                --------
              Total Expenses..................................................  $300,000*
                                                                                ========

- ---------------

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0850 of the Florida Business Corporation Act (the "Statute") sets forth conditions and limitations governing the indemnification of officers, directors, and other persons.

     Article VI of the Amended and Restated Bylaws of the Company (the "Bylaws"), a copy of which is filed as Exhibit 3(d), contains certain indemnification provisions adopted pursuant to authority contained in the Statute. Under the Bylaws, the Company will indemnify any person who is or was a director, officer, employee, or agent of the Company or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against: (a) liability incurred in connection with any proceeding (other than an action by or in the right of the Company) to which such person was or is a party by reason of acting in any such capacity, and (b) expenses and amounts paid in settlement (not exceeding, in the judgment of the Company's board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred in connection with the defense or settlement of any proceeding by or in the right of the Company to procure a judgment in its favor to which such person was or is a party by reason of acting in any such capacity, provided that: (i) such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) no indemnification shall be made in respect of any claim, issue, or matter in any proceeding by or in the right of the Company as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. For purposes of
Article VI of the Bylaws: (A) the term "expenses" includes counsel fees, including those for appeal; (B) the term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding; and (C) the term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal.

     Under the Bylaws, to the extent a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding described above, or in the defense of any claim, issue, or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. For all other indemnification which may be provided under the Bylaws in connection with any proceeding, unless made pursuant to a determination by a court, indemnifica-tion shall be made only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the director, officer, employee or agent has met the applicable standard of conduct set forth in the Bylaws, which determination shall be made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding; (b) if such quorum is not obtainable, or even if obtainable, by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (c) by independent legal counsel selected by the board of directors or a committee thereof as prescribed by the Statute; or (d) by the shareholders by majority vote of a quorum consisting of shareholders who were not parties to such proceeding or if such a quorum is not obtainable, by a majority vote of shareholders who were not parties to such proceeding. Evaluation as to reasonableness of expenses and authorization of indemnification must be made in the same manner as the determination that indemnification is permissible, except that if the determination of permissibility is made by independent legal counsel, then the board of directors or the committee thereof which appointed such legal counsel must evaluate the reasonableness of expenses and may authorize indemnification. The Bylaws also permit the Company to pay expenses incurred by its officers, directors, employees, and agents in advance of the final disposition of a proceeding, provided that the Company may advance expenses to a director or officer only after receiving an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification pursuant to the Bylaws.

     The Company has entered into Indemnification Agreements with all of its directors, the form of which is filed as Exhibit 10(j). These agreements require the Company to indemnify its directors to the full extent permitted by the Statute, including without limitation, indemnification, to the extent permitted by applicable law, against all expenses (including legal fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in any threatened, pending or completed action or proceeding, including any action by or in the right of the Company, on account of their service as a director, officer, employee, or agent of the Company or at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, trust, or other enterprise. Coverage under these agreements is excluded: (i) on account of any suit in which judgment is rendered against the director for an accounting of profits made from the purchase or sale by the director of securities of the Company pursuant to Section 16(b) of the Exchange Act or any similar provisions of any federal, state, or local statutory law; or
(ii) if a judgment or other final adjudication establishes that the director's actions, or omissions to act, were material to the cause of action so adjudicated and constitute (A) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (B) a transaction from which the director derived an improper personal benefit, (C) a circumstance under which the liability provisions of Section 607.0834 of the Statute (relating to unlawful distributions to shareholders) are applicable, or (D) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     The Company's 1990 Stock Option Plan, 1990 Directors' Stock Option Plan, and 1992 Directors' Stock Option Plan all contain provisions under which each member of the Compensation Committee of the Board of Directors of the Company is provided indemnification against all costs and expenses incurred by him in connection with any action, suit, or proceeding to which he may be a party by reason of any action taken or failure to act under or in connection with any such plan or any option granted under any such plan, and against all amounts paid by him in satisfaction of a judgment in any such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. These indemnification provisions are in addition to the indemnification provided under the Company's By-Laws and the Indemnification Agreements described above, but such provisions are to be construed in a manner consistent with applicable law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In April 1992, John C. Ryan, Jr., a former employee of the Company, exercised a stock option granted to him and purchased 1,000 Shares for a total purchase price of $1,500, or $1.50 per share. The option was granted to Mr. Ryan pursuant to the 1990 Stock Option Plan. At the time of such exercise, the Shares subject to the 1990 Stock Option Plan were not registered under the Securities Act. Such Shares were issued by the Company in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act based on Mr. Ryan's written investment representations to the Company.

     In March 1993, the Company issued 600,000 Shares to Jeffrey M. Wilkins, its Chairman of the Board and Chief Executive Officer. See "MANAGEMENT -- Certain Transactions." These Shares were issued by the Company in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

        EXHIBIT
          NO.                                    EXHIBIT DESCRIPTION
        -------       -------------------------------------------------------------------------
            1         Form of Underwriting Agreement.
            3(a)      Amended and Restated Articles of Incorporation of Metatec Corporation
                      (Incorporated by reference to Amendment No. 2 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 3(a) therein)).
            3(b)      Amended and Restated By-laws of Metatec Corporation (Incorporated by reference to Registration Statement on Form S-1, File No. 33-60878 (see
                      Exhibit 3(d) therein)).
            4         Form of Share Certificate (Incorporated by reference to Amendment No. 2 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 4
                      therein)).
            5         Opinion of Baker & Hostetler (to be filed by amendment).
           10(a)      Amended and Restated Employment Agreement dated March 23, 1993, between
                      Metatec Corporation and Jeffrey M. Wilkins (Incorporated by reference to
                      Annual Report on Form 10-K for the fiscal year ended December 31, 1992
                      (See Exhibit 10(h) therein)).
           10(b)      Metatec Corporation 1990 Directors' Stock Option Plan and Amendment No. 1
                      thereto (Incorporated by reference to Registration Statement on Form S-8,
                      File No. 33-48021 (see Exhibit 4(d) therein)).
           10(c)      Metatec Corporation 1990 Stock Option Plan (Incorporated by reference to
                      Annual Report on Form 10-K for the fiscal year ended December 31, 1991
                      (see Exhibit 10(k) therein)).
           10(d)      Amendment No. 1 to Metatec Corporation 1990 Stock Option Plan
                      (Incorporated by reference to Registration Statement on Form S-8, File
                      No. 33-84022 (see Exhibit 4(d) therein)).
           10(e)      Amendment No. 2 to Metatec Corporation 1990 Stock Option Plan
                      (Incorporated by reference to Annual Report Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(k) therein)).
           10(f)      Amendment No. 3 to Metatec Corporation 1990 Stock Option Plan
                      (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(g) therein)).
           10(g)      Metatec Corporation 1992 Directors' Stock Option Plan (Incorporated by
                      reference to Registration Statement on Form S-8, File No. 33-52700 (see
                      Exhibit 4(c) therein)).
           10(h)      Amendment No. 1 to Metatec Corporation 1992 Directors' Stock Option Plan
                      (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(i) therein)).
           10(i)      Metatec Corporation 1992 Incentive Compensation Plan (Incorporated by
                      reference to Annual Report on Form 10-K for the fiscal year ended
                      December 31, 1992 (see Exhibit 10(p) therein)).
           10(j)      Form of Indemnification Agreement between Metatec Corporation and each of its officers and directors (Incorporated by reference to Annual Report on
                      Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(q)
                      therein)).
           10(k)      Restricted Share Agreement dated March 23, 1993, between Metatec
                      Corporation and Jeffrey M. Wilkins (Incorporated by reference to Annual
                      Report on Form 10-K for the fiscal year ended December 31, 1992 (see
                      Exhibit 10(r) therein)).

        EXHIBIT
          NO.                                    EXHIBIT DESCRIPTION
        -------       -------------------------------------------------------------------------
           10(l)      Amendment to Restricted Share Agreement dated April 8, 1993, between
                      Metatec Corporation and Jeffrey M. Wilkins (Incorporated by reference to
                      Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878
                      (see Exhibit 10(o) therein)).
           10(m)      Patent License Agreement for Disc Products dated July 1, 1986, between
                      Discovery Systems, Inc. and Discovision Associates (Incorporated by
                      reference to Amendment No. 1 to Registration Statement on Form S-1, File
                      No. 33-60878 (see Exhibit 10(t) therein)).
           10(n)      CD Disc License Agreement dated January 1, 1986, between U.S. Philips
                      Corporation and Discovery Systems, Inc. (Incorporated by reference to
                      Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878
                      (see Exhibit 10(u) therein)).
           10(o)      Optical Disc Corporation NPR Technology License Agreement between Optical
                      Disc Corporation and Discovery Systems effective March 2, 1992
                      (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 10(v) therein)).
           10(p)      Lease and Option Agreement dated March 1, 1994, between Metatec
                      Corporation and Jeffrey M. Wilkins (Incorporated by reference to Current
                      Report on Form 8-K filed with the Securities and Exchange Commission on
                      March 28, 1995 (see Exhibit 10(a) therein)).
           10(q)      Real Estate Purchase Agreement dated September 1, 1994, between Metatec
                      Corporation and Jeffrey M. Wilkins (Incorporated by reference to Current
                      Report on Form 8-K filed with the Securities and Exchange Commission on
                      March 28, 1995 (see Exhibit 10(b) therein)).
           10(r)      Real Estate Purchase Contract dated January 19, 1994, between Metatec
                      Corporation and Olde Post Properties (Incorporated by reference to Annual
                      Report on Form 10-K for the fiscal year ended December 31, 1993 (see
                      Exhibit 10(s) therein)).
           10(s)      Loan Agreement dated May 13, 1994, between The Huntington National Bank,
                      Metatec Corporation, and Discovery Systems, Inc. (Incorporated by
                      reference to Current Report on Form 8-K filed with the Securities and
                      Exchange Commission on March 28, 1995 (see Exhibit 10(c) therein)).
           10(t)      First Amendment to Loan Agreement dated September 1, 1994, between The
                      Huntington National Bank, Metatec Corporation, and Discovery Systems,
                      Inc. (Incorporated by reference to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 1995 (see Exhibit
                      10(d) therein)).
           10(u)      Second Amendment to Loan Agreement dated February 1, 1995, between The
                      Huntington National Bank, Metatec Corporation, and Discovery Systems,
                      Inc. (Incorporated by reference to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 1995 (see Exhibit
                      10(e) therein)).
           10(v)      Share Exchange Agreement dated March 10, 1993, among Metatec Corporation,
                      Darla D. Lang, Denise Hunter, Jeffrey M. Wilkins and Jerry D. Miller, as
                      voting trustees, and Silco Real Estate Exchange, Inc. (Incorporated by
                      reference to Current Report on Form 8-K, filed with the Securities and
                      Exchange Commission on March 25, 1993 (see Exhibit 1 therein)).
           10(w)      Agreement for Sale of Partnership Interest dated March 29, 1993, among
                      Metatec Corporation, MGB, Inc., Darla D. Lang, and Denise Hunter
                      (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(s) therein)).
           10(x)      Severance Agreement dated March 30, 1993, between Metatec Corporation and
                      Jerry D. Miller (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(t) therein)).
           21         Subsidiaries of Metatec Corporation (Incorporated by reference to Annual
                      Report on Form 10-K for the fiscal year ended December 31, 1993 (see
                      Exhibit 21 therein)).
           23(a)      Consent of Baker & Hostetler (to be contained in Exhibit 5).
           23(b)      Consent of Deloitte & Touche LLP.
           23(c)      Consent of Director Nominees named in the Registration Statement.
           24         Powers of Attorney (contained with signature).
           27         Financial Data Schedule.

     (b) FINANCIAL STATEMENT SCHEDULES

     The following independent auditors' report and financial statement schedule of the Company are included in this Registration Statement:

     Independent Auditors' Report on Financial Statement Schedule

     Schedule II -- Consolidated Valuation and Qualifying Accounts

     All other schedules are omitted because the information prescribed thereon is not applicable nor required or is furnished in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COLUMBUS, STATE OF OHIO, ON APRIL 20, 1995.

                                            METATEC CORPORATION

                                            By:    /s/ JEFFREY M. WILKINS
                                                ------------------------------
                                               JEFFREY M. WILKINS, CHAIRMAN OF
                                                         THE BOARD AND
                                                   CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     Know all men by these presents that each person whose signature appears below constitutes and appoints Jeffrey M. Wilkins and William H. Largent, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                                TITLE                          DATE
- -------------------------------------  --------------------------------------   -----------------
      /s/  JEFFREY M. WILKINS          Chairman of the Board, Chief Executive     April 20, 1995
- -------------------------------------  Officer (principal executive officer)
           JEFFREY M. WILKINS          and Director

      /s/  WILLIAM H. LARGENT          Vice President -- Finance, Treasurer       April 20, 1995
- -------------------------------------  and Chief Financial Officer (principal
           WILLIAM H. LARGENT          financial officer and principal
                                       accounting officer) and Director

        /s/  A. GRANT BOWEN            Director                                   April 20, 1995
- -------------------------------------
             A. GRANT BOWEN

       /s/  E. DAVID ROCKETT           Director                                   April 20, 1995
- -------------------------------------
            E. DAVID CROCKETT

     /s/  HERBERT O. GINGRICH          Director                                   April 20, 1995
- -------------------------------------
          HERBERT O. GINGRICH

        /s/  PETER J. KIGHT            Director                                   April 20, 1995
- -------------------------------------
             PETER J. KIGHT

       /s/  JERRY D. MILLER            Director                                   April 20, 1995
- -------------------------------------
            JERRY D. MILLER

                                       Director                                   April   , 1995
- -------------------------------------
           DAN R.E. THOMAS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Metatec Corporation:

     We have audited the consolidated financial statements of Metatec Corporation and subsidiaries as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, and have issued our report thereon dated February 15, 1995 (included elsewhere in this Registration Statement). Our audits also included the consolidated financial statement schedule of Metatec Corporation and subsidiaries, listed in Item 16 of this Registration Statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
February 15, 1995
Columbus, Ohio

                      METATEC CORPORATION AND SUBSIDIARIES

         SCHEDULE II -- CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                COLUMN A                    COLUMN B             COLUMN C             COLUMN D     COLUMN E
                --------                   ----------   ---------------------------  ----------    ---------
                                                        CHARGED TO
                                           BALANCE AT     COSTS        CHARGED TO                   BALANCE
                                           BEGINNING       AND           OTHER                      AT END
               DESCRIPTION                 OF PERIOD     EXPENSES       ACCOUNTS      DEDUCTIONS   OF PERIOD
               -----------                 ----------   ----------   --------------   ----------   ---------
1994
  ALLOWANCE FOR DOUBTFUL ACCOUNTS
     RECEIVABLE..........................   $ 235,000    $178,679                      $144,679    $ 269,000
                                             ========    ========                      ========     ========
1993
  ALLOWANCE FOR DOUBTFUL ACCOUNTS
     RECEIVABLE..........................   $ 206,000    $112,578                      $ 83,578    $ 235,000
                                             ========    ========                      ========     ========
1992
  ALLOWANCE FOR DOUBTFUL ACCOUNTS
     RECEIVABLE..........................   $ 208,000    $120,100                      $122,100    $ 206,000
                                             ========    ========                      ========     ========

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                   EXHIBIT DESCRIPTION
  ------     --------------------------------------------------------------------------------
  1          Form of Underwriting Agreement (Contained herein)...............................
  3(a)       Amended and Restated Articles of Incorporation of Metatec Corporation
             (Incorporated by reference to Amendment No. 2 to Registration Statement on Form
             S-1, File No. 33-60878 (see Exhibit 3(a) therein)).
  3(b)       Amended and Restated By-laws of Metatec Corporation (Incorporated by reference to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 3(d)
             therein)).
  4          Form of Share Certificate (Incorporated by reference to Amendment No. 2 to
             Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 4 therein)).
  5          Opinion of Baker & Hostetler (to be filed by amendment).
  10(a)      Amended and Restated Employment Agreement dated March 23, 1993, between Metatec
             Corporation and Jeffrey M. Wilkins (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (See Exhibit 10(h)
             therein)).
  10(b)      Metatec Corporation 1990 Directors' Stock Option Plan and Amendment No. 1
             thereto (Incorporated by reference to Registration Statement on Form S-8, File
             No. 33-48021 (see Exhibit 4(d) therein)).
  10(c)      Metatec Corporation 1990 Stock Option Plan (Incorporated by reference to Annual
             Report on Form 10-K for the fiscal year ended December 31, 1991 (see Exhibit
             10(k) therein)).
  10(d)      Amendment No. 1 to Metatec Corporation 1990 Stock Option Plan (Incorporated by
             reference to Registration Statement on Form S-8, File No. 33-84022 (see Exhibit
             4(d) therein)).
  10(e)      Amendment No. 2 to Metatec Corporation 1990 Stock Option Plan (Incorporated by
             reference to Annual Report Form 10-K for the fiscal year ended December 31, 1992
             (see Exhibit 10(k) therein)).
  10(f)      Amendment No. 3 to Metatec Corporation 1990 Stock Option Plan (Incorporated by
             reference to Annual Report on Form 10-K for the fiscal year ended December 31,
             1993 (see Exhibit 10(g) therein)).
  10(g)      Metatec Corporation 1992 Directors' Stock Option Plan (Incorporated by reference to Registration Statement on Form S-8, File No. 33-52700 (see Exhibit 4(c)
             therein)).
  10(h)      Amendment No. 1 to Metatec Corporation 1992 Directors' Stock Option Plan
             (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(i) therein)).
  10(i)      Metatec Corporation 1992 Incentive Compensation Plan (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see
             Exhibit 10(p) therein)).
  10(j)      Form of Indemnification Agreement between Metatec Corporation and each of its officers and directors (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(q) therein)).
  10(k)      Restricted Share Agreement dated March 23, 1993, between Metatec Corporation and
             Jeffrey M. Wilkins (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(r) therein)).
  10(l)      Amendment to Restricted Share Agreement dated April 8, 1993, between Metatec
             Corporation and Jeffrey M. Wilkins (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit 10(o)
             therein)).
  10(m)      Patent License Agreement for Disc Products dated July 1, 1986, between Discovery
             Systems, Inc. and Discovision Associates (Incorporated by reference to Amendment
             No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit
             10(t) therein)).

  EXHIBIT
  NUMBER                                   EXHIBIT DESCRIPTION
  ------     --------------------------------------------------------------------------------
  10(n)      CD Disc License Agreement dated January 1, 1986, between U.S. Philips
             Corporation and Discovery Systems, Inc. (Incorporated by reference to Amendment
             No. 1 to Registration Statement on Form S-1, File No. 33-60878 (see Exhibit
             10(u) therein)).
  10(o)      Optical Disc Corporation NPR Technology License Agreement between Optical Disc
             Corporation and Discovery Systems effective March 2, 1992 (Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-1, File No.
             33-60878 (see Exhibit 10(v) therein)).
  10(p)      Lease and Option Agreement dated March 1, 1994, between Metatec Corporation and
             Jeffrey M. Wilkins (Incorporated by reference to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 1995 (see Exhibit
             10(a) therein)).
  10(q)      Real Estate Purchase Agreement dated September 1, 1994, between Metatec
             Corporation and Jeffrey M. Wilkins (Incorporated by reference to Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 1995
             (see Exhibit 10(c) therein)).
  10(r)      Real Estate Purchase Contract dated January 19, 1994, between Metatec
             Corporation and Olde Post Properties (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 10(s)
             therein)).
  10(s)      Loan Agreement dated May 13, 1994, between The Huntington National Bank, Metatec
             Corporation, and Discovery Systems, Inc. (Incorporated by reference to Current
             Report on Form 8-K filed with the Securities and Exchange Commission on March
             28, 1995 (see Exhibit 10(c) therein)).
  10(t)      First Amendment to Loan Agreement dated September 1, 1994, between The
             Huntington National Bank, Metatec Corporation, and Discovery Systems, Inc.
             (Incorporated by reference to Current Report on Form 8-K filed with the
             Securities and Exchange Commission on March 28, 1995 (see Exhibit 10(d)
             therein)).
  10(u)      Second Amendment to Loan Agreement dated February 1, 1995, between The
             Huntington National Bank, Metatec Corporation, and Discovery Systems, Inc.
             (Incorporated by reference to Current Report on Form 8-K filed with the
             Securities and Exchange Commission on March 28, 1995 (see Exhibit 10(e)
             therein)).
  10(v)      Share Exchange Agreement dated March 10, 1993, among Metatec Corporation, Darla
             D. Lang, Denise Hunter, Jeffrey M. Wilkins and Jerry D. Miller, as voting trustees, and Silco Real Estate Exchange, Inc. (Incorporated by reference to
             Current Report on Form 8-K, filed with the Securities and Exchange Commission on
             March 25, 1993 (see Exhibit 1 therein)).
  10(w)      Agreement for Sale of Partnership Interest dated March 29, 1993, among Metatec
             Corporation, MGB, Inc., Darla D. Lang, and Denise Hunter (Incorporated by
             reference to Annual Report on Form 10-K for the fiscal year ended December 31,
             1992 (see Exhibit 10(s) therein)).
  10(x)      Severance Agreement dated March 30, 1993, between Metatec Corporation and Jerry
             D. Miller (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1992 (see Exhibit 10(t) therein)).
  21         Subsidiaries of Metatec Corporation (Incorporated by reference to Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (see Exhibit 21 therein)).
  23(a)      Consent of Baker & Hostetler (to be contained in Exhibit 5).
  23(b)      Consent of Deloitte & Touche LLP (Contained herein).............................
  23(c)      Consent of Director Nominees named in the Registration Statement (Contained herein).........................................................................
  24         Powers of Attorney (contained with signatures).
  27         Financial Data Schedules (Contained herein).....................................